MASTECH DIGITAL

DIGITAL FIRST

ANNUAL REPORT 2023





CORPORATE OVERVIEW



CORPORATE OVERVIEW

Mastech Digital (NYSE American: MHH) is a leading provider of Digital Transformation IT Services. The Company offers Data Management and Analytics Solutions, Digital Learning, and IT Staffing Services with a Digital First approach. Backed by robust delivery methodologies and sourcing practices, our vibrant teams spread across the globe are able to drive high levels of business efficiencies for our clients globally. A minority-owned enterprise, Mastech Digital is headquartered in Pittsburgh, PA with offices across the US, Canada, UK and India. For more information, visit www.mastechdigital.com.

CORPORATE INFORMATION

Corporate Office
1305 Cherrington Parkway
Building 210, Suite 400
Moon Township, PA 15108

Annual Meeting of Shareholders
The company will hold its annual meeting of shareholders on May 15, 2024, at 9.00 a.m. Eastern Time, at 1305 Cherrington Parkway, Building 210, Suite 400, Moon Township, PA 15108. Shareholders of record as of April 5, 2024 will be invited to attend this meeting.

Transfer Agent
Computershare
P.O. BOX 43006
Providence, RI 02940-3006
1.866.204.9008
www.computershare.com/investor

For address changes, registration changes, lost stock certificates, or if you are receiving duplicate copies of the Annual Report, please contact Computershare at the address listed above.

Form 10-K
Additional copies of the company's 2023 Annual Report on Form 10-K, and the exhibits and financial statement schedules listed in that report, are available by writing to Donna Kijowski, Investor Relations Manager, at the Corporate Office. These materials are also available in the EDGAR database at www.sec.gov, the website for the Securities and Exchange Commission, as well as the company's website www.mastechdigital.com, in the Investors section.

Independent Registered Public Accounting Firm
UHY LLP, Farmington Hills, MI

Stock Market Information
The company's common stock trades on the NYSE American under the symbol MHH. The table below sets forth the high and low closing bid prices for the last two completed fiscal years.

Common Stock Market Price	High	Low
2023		
Fourth Quarter	$ 9.81	$ 7.92
Third Quarter	$ 11.22	$ 9.00
Second Quarter	$ 12.14	$ 8.57
First Quarter	$ 14.00	$ 11.20
2022		
Fourth Quarter	$ 15.88	$ 11.01
Third Quarter	$ 16.36	$ 13.41
Second Quarter	$ 21.27	$ 14.53
First Quarter	$ 19.70	$ 16.29



EXECUTIVE OFFICERS & DIRECTORS



EXECUTIVE OFFICERS



Vivek Gupta
Director, President, and Chief Executive Officer

John J. Cronin, Jr.
Chief Financial Officer and Corporate Secretary

DIRECTORS



Sunil Wadhwani
Director and Co-Chairman, Mastech Digital

Sunil co-founded Mastech Digital and grew the company from a start-up IT staffing firm into one of the country's leading IT staffing companies. He has also angel-funded over 40 technology start-ups.



Ashok Trivedi
Director and Co-Chairman, Mastech Digital

Ashok co-founded Mastech Digital and has contributed significantly to the growth of the organization. He has also angel-funded over 50 early-stage technology and financial businesses.



Vivek Gupta
Director, President, and Chief Executive Officer, Mastech Digital

Vivek joined Mastech Digital as the President and CEO in March 2016. He has over three decades of global experience in the technology industry.



John Ausura (1, 2, 3)*
Founder and Former Managing Director, Capital Resolution

John founded Capital Resolution, LLC in 2003, a professional services firm which provides strategy and operations assistance to companies in transition.



Brenda Galilee (1, 2, 3)*
Chief Consulting Officer, Customer Experience Solutions

Brenda is a consultant for Customer Experience Solutions. She was the Chief Executive Officer and Chairman of the Board of InTouch Corporation, a customer acquisition and retention services company.



Gerhard Watzinger (1, 2, 3)*
Chairman, CrowdStrike

Gerhard is the Chairman of CrowdStrike – a cyber-security company. He was earlier the EVP for Corporate Strategy and M&A of the McAfee business unit of Intel Corporation until 2012.



Vladimir Rak (1, 2, 3)*
EVP & Chief Technology Officer, DICK'S Sporting Goods

Vlad is the Executive Vice President and Chief Technology Officer of DICK's Sporting Goods. He has over twenty-five years of technology and senior leadership experience.

*Committee Assignments

1. Audit Committee
2. Compensation Committee
3. Nominating and Corporate Governance Committee



Dear Shareholders,

2023 was a year full of uncertainty, widespread industry volatility and challenging economic conditions. During the year, we faced declining demand for our services, particularly in our largest vertical market, financial services. In the face of these economic headwinds, our focus shifted to the elements of our business under our control and congruent with our strategic priorities. In 2023, we upgraded our talent, introduced new service offerings across both of our business segments, rationalized our operating cost structure and maintained a long-term view with respect to our decision-making processes.

As we enter 2024, I cannot say for certain what the macroeconomic landscape will look like in the future, but I can say that we will control the things that we can control, and we will manage our business with a focus of driving value to our shareholders.

FINANCIAL PERFORMANCE IN 2023

Revenue for the year ended December 31, 2023, was $201.1 million, representing a decrease of 17% from 2022's revenue performance. Gross margins as a percentage of revenue were 25.4% in 2023, compared to 26.1% in 2022. This 70-basis point decline reflected gross margin improvement of 200-basis points in our Data and Analytics Services segment, offset by gross margin declines of 140-basis points in our IT Staffing Services segment. In 2023, we reported a net loss of $7.1 million or $0.61 per diluted share, compared to a net income of $8.7 million or $0.72 per diluted share in 2022. Our 2023 results were impacted by lower demand for our services, caused by macroeconomic uncertainty, as well as pretax charges related to a goodwill impairment, the settlement of an employment-related claim and severance expenses that aggregated to approximately $11 million.

During 2023, we strengthened our financial position. At year-end 2023, we were debt-free, had $21 million of cash balances on hand, and had access to $22.5 million of cash availability under our revolving credit facility. Additionally, our credit facility's accordion feature can provide us with access to up to another $20 million of term-loan capacity for potential M&A activities. Our accounts receivable balance remains of high-quality, with no bad debt charges in 2023 and a Days Sales Outstanding ("DSO") measurement of 53-days on December 31, 2023.

On February 8, 2023, our Board of Directors authorized a share repurchase program of up to 500,000 shares of the Company's common stock over a two-year period. During 2023, we repurchased approximately 68,000 shares, which was well below our initial expectations and was reflective of lower trading volume on our common stock.

PLANS FOR THE FUTURE

During 2023, in response to evolving market demands and listening to our clients' needs and pain points, we continued to sharpen our position in the data and analytics space – around data modernization. We believe our capability to view the data lifecycle holistically has positioned us well with many of our active clients. We established new partnerships in 2023 with technology leaders such as Snowflake, Reltio and ServiceNow, which has enhanced our service offerings in the digital transformation space – and clients are starting to notice. In fourth quarter of 2023, we booked new orders that approximated $20 million – our best quarterly Data and Analytics Booking performance on record. We plan to continue to use our experience and expertise to build additional service offerings around our core competency, DATA, which we believe will provide additional opportunities for sustainable growth.

Our IT Staffing Services segment expanded its offerings to include Engineering Staffing Services and also increased its focus on staffing AI professionals. Both offerings can be marketed to many of our existing clients using the same infrastructure and operational processes that are used to market IT staffing services.

THE WAY FORWARD

Looking ahead, our strategic position in the markets that we serve has continued to improve as we expand our service offerings. Currently, we are exploring new opportunities in Gen AI, Cloud Engineering and other cutting-edge technologies. We have started to gain traction in our cross-selling efforts under the banner "One Mastech". This important initiative is already creating numerous opportunities for both of our business segments by marketing our company-wide services to all clients.

Despite all the challenges that we faced in 2023, we believe we are entering 2024 with a healthy balance sheet, sufficient access to capital, a roster of impressive long-standing clients and an improved suite of service offerings to help satisfy the needs of our clients. Also, we are starting to see more positive macroeconomic data points that suggest a recovering U.S. economy. In summary, I remain very optimistic about the future of Mastech Digital and I'm committed to getting our Company back on its growth trajectory and delivering results to our shareholders.

Thank you for your continued support and patience during these difficult times.

Vivek Gupta
President and Chief Executive Officer



STOCK PERFORMANCE GRAPH

STOCK PERFORMANCE GRAPH

The following graph compares the five-year cumulative performance of our common stock with Standard & Poor's Composite 500 Stock Index (S&P 500) and a Peer Group Index (capitalization weight) from December 31, 2018 to December 31, 2023.

Our Peer Group of information technology services companies consists of TSR, Inc., Computer Task Group, Inc., Kforce, Inc. and Perficient, Inc. While all of these organizations have certain attributes and service offerings which are different than ours, we believe that their aggregate performance is representative of the industries in which we operate.

The graph assumes that $100 was invested on December 31, 2018 in each of the three investment options, and that all dividends were reinvested, if any. It should be noted that shareholder returns over the indicated period are based on historical data and should not be considered indicative of future shareholder returns.



Our common stock is currently traded on the NYSE American, under the symbol "MHH".

	S&P 500	Peer Group Index	Mastech Digital, Inc.
Dec. 31, 2018	100	100	100
Dec. 31, 2019	129	162	176
Dec. 31, 2020	150	169	252
Dec. 31, 2021	190	423	271
Dec. 31, 2022	153	242	175
Dec. 31, 2023	190	247	134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-34099

MASTECH DIGITAL, INC.
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	**26-2753540**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1305 Cherrington Parkway, Building 210, Suite 400
Moon Township, PA   **15108**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (412) 787-2100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, $.01 par value	**MHH**	**NYSE American**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2023 (based on the closing price on such stock as reported by NYSE American on such date) was $32,173,000.

The number of shares of the registrant's Common Stock, par value $.01 per share, outstanding as of March 1, 2024 was 11,612,185.

Auditor Firm ID: 1195   Auditor Name: UHY LLP   Auditor Location: Farmington Hills, Michigan

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement, prepared for the Annual Meeting of Shareholders scheduled for May 15, 2024 to be filed with the Commission, are incorporated by reference into Part III of this Annual Report on Form 10-K.

MASTECH DIGITAL, INC.

2023 FORM 10-K

TABLE OF CONTENTS

**Page**

PART I

ITEM 1.   BUSINESS 2

ITEM 1A. RISK FACTORS 12

ITEM 1B. UNRESOLVED STAFF COMMENTS 26

ITEM 1C. CYBERSECURITY 26

ITEM 2.   PROPERTIES 29

ITEM 3.   LEGAL PROCEEDINGS 29

ITEM 4.   MINE SAFETY DISCLOSURES 29

PART II

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER
MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES 30

ITEM 6.   RESERVED 31

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS 31

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 44

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA 45

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE 80

ITEM 9A. CONTROLS AND PROCEDURES 80

ITEM 9B. OTHER INFORMATION 81

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT
INSPECTIONS 81

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE 82

ITEM 11. EXECUTIVE COMPENSATION 82

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
AND RELATED SHAREHOLDER MATTERS 82

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR
INDEPENDENCE 82

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES 82

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES 83

SIGNATURES 89

PART I

Forward-Looking Statements

This Annual Report on Form 10-K contains statements that are not historical facts and that constitute "forward looking statements" within the meaning of such terms under the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as "expects", "intends", "anticipates", "believes", "estimates", "assumes", "projects" and similar expressions are intended to identify such forward-looking statements. You should not rely solely on the forward-looking statements and should consider all uncertainties and risks throughout this Annual Report on Form 10-K, including those described under "Risk Factors". These statements are based on information currently available, and we undertake no obligation to update any forward-looking statement as circumstances change.

Factors or events that could cause results or performance to differ materially from those expressed in our forward-looking statements include the following:

- changes in general U.S. and global economic conditions and economic conditions in the industries in which we operate;
- social, political, and economic instability, unrest, significant changes, and other circumstances beyond our control, including circumstances related to changes in the U.S. political landscape;
- the severity and duration of the COVID-19 pandemic;
- our ability to retain existing clients and obtain new clients;
- changes in competitive conditions;
- our ability to introduce new service offerings;
- availability of and retention of skilled technical employees and key personnel;
- technological changes;
- changes in accounting standards, rules and interpretations;
- the terminability of many of our contracts without penalty to our clients;
- changes in immigration laws, patterns and other factors related to visa holders;
- liabilities and unanticipated developments resulting from litigations, regulatory investigations and similar matters;
- fluctuations due to currency exchange rate variations;
- changes in other U.S. laws, rules and regulations, including the Internal Revenue Code;
- changes in India's geopolitical environment, laws, rules and regulations;
- the impact and success of new acquisitions;
- management's ability to identify and manage risks;
- the outbreak of any highly infectious or contagious diseases or the occurrence of other health epidemics or other outbreaks that disrupt business and day-to-day activities;
- breach of our systems due to a cybersecurity attack;
- changes in privacy and information security laws, regulations and policies;
- seasonal weather conditions, climate change and severe weather; and
- the escalation of conflicts in the Middle East and Ukraine and the occurrence or escalation of other global conflicts.

ITEM 1. BUSINESS

Overview

Mastech Digital, Inc. (referred to in this report as "Mastech Digital", "Mastech", the "Company", "us", "our" or "we") is a provider of Digital Transformation IT Services. The Company offers data and analytics solutions; digital learning; and IT staffing services for both digital and mainstream technologies. Headquartered near Pittsburgh, Pennsylvania, we have approximately 1,300 consultants that provide services across a broad spectrum of industry verticals. We do not sell, lease or otherwise market computer software or hardware and essentially 100% of our revenue is derived from the sale of data and analytics, IT staffing and Digital Transformation services through our two reportable segments, Data and Analytics Services and IT Staffing Services.

Our Data and Analytics Services segment delivers specialized data management, data engineering, customer experience consulting, data analytics and cloud services to customers globally. Each of these services can be delivered using on-site and offshore resources.

Our IT Staffing Services segment combines technical expertise with business process experience to deliver a broad range of services in digital and mainstream technologies. Our digital technology services include data management and analytics, cloud, mobility, social and automation. Our Digital Transformation services also include staffing and project-based services around digital learning. Our mainstream technologies services include business intelligence / data warehousing; web services; enterprise resource planning & customer resource management; and e-Business solutions. We work with businesses and institutions with significant IT-spend and recurring staffing needs. We also support smaller organizations with their "project focused" temporary IT staffing requirements. Additionally, we provide offshore staffing services to our U.S.-based clients and local offshore clients, and recently added engineering staffing services to our portfolio of service offerings.

Sales and marketing of our services are handled by separate and distinct sales organizations within each of our two business segments. Our data and analytics services are marketed through 1) account executives who largely focus on new business development; and 2) technical relationship managers (principals) who focus on growing strong relationships within existing clients. Both account executives and technical relationship managers reside in the U.S., Canada, India and the U.K.

Our IT staffing and Digital Transformation services are marketed through account executives across the U.S. who deploy a telesales model, supplemented with client visits. This cost-effective model is aimed at integrator and other staffing clients, with a need to supplement their abilities to attract highly qualified temporary IT personnel. Additionally, we use a branch service sales model in select geographies within the U.S. The branch services model employs local sales and recruitment resources, aimed at establishing strong relationships with both end-clients and candidates.

We recruit for both segments through global recruitment centers located in the U.S. and India that deliver a full range of recruiting and sourcing services. Our centers employ approximately 200 recruiters and sourcers that focus on recruiting U.S.-based candidates to service a geographically-diverse client base in the U.S. Our ability to respond to client requests from our offshore recruiting centers, with their expanded search coverage, round-the-clock sourcing, and extensive pool of candidates, gives us the ability to deliver high-quality candidates to our clients in a timely fashion.

History and Developments

Historically, we operated as the former Professional Services segment of iGATE Corporation ("iGATE"). Mastech Digital, Inc. (f/k/a Mastech Holdings, Inc.) was incorporated in Pennsylvania as a wholly-owned subsidiary of iGATE on June 6, 2008, in anticipation of our spin-off from iGATE. On September 30, 2008, the Company was spun-off from iGATE and began operating as an independent public company. Together with our operating subsidiaries, we have over 36 years of history as a reliable provider of IT staffing services.

Established in 1986, our business model focused on importing global IT talent to the U.S. to meet the growing demand for IT professionals. In the early 2000s, the demand for IT professionals declined, and the supply of IT resources quickly exceeded a declining demand. No longer was there a need to recruit abroad for technology talent, as supply was abundant in the U.S. Accordingly, we retooled our recruiting model to focus on the recruitment of U.S.-based IT talent. Given our extensive experience with the H1-B visa process, part of our recruiting efforts focused on attracting H1-B visa holders present in the U.S. at the time. This approach gave us access to a larger and differentiated recruiting pool when compared to many of our competitors.

In 2003, we launched our offshore global recruitment center model in an effort to meet an increase in industry demand with lower cost recruiting resources. Over the last nineteen years, we have made significant investments in our offshore center to improve infrastructure, processes and effectiveness. Additionally, we have made investments in our domestic recruitment structure, primarily to support our branch service model.

On June 15, 2015, we completed the acquisition of Hudson Global Resources Management, Inc.'s U.S. IT staffing business ("Hudson IT"). Hudson IT was a domestic IT staffing business with offices in Chicago, Boston, Tampa and Orlando. Hudson IT deployed a branch service business model that targeted clients that are direct end-users of IT staffing services. Additionally, as part of the Hudson IT acquisition, we acquired a digital learning services practice which became one of our technology practices.

In 2016, we changed our name to Mastech Digital, Inc. The name change was part of our rebranding initiative that reflects our transformation into a digital technologies company. The rebranding also included a logo change and a refreshed corporate website.

In 2017, we added specialized capabilities in delivering data management and analytics services to a global customer-base through the acquisition of the services division of InfoTrellis, Inc. ("InfoTrellis"), a project-based consulting services company with specialized capabilities in data management and analytics.

In 2018 and 2019, we significantly expanded our service offerings and capabilities within our Data and Analytics Services segment.

In 2020, we launched a new service offering in our IT Staffing Services segment branded as MAS-REMOTE. This new offering allows clients to transcend beyond self-imposed geographical boundaries to gain access to top talent in the U.S. and Canada and reflects learnings from the COVID-19 pandemic that remote workers can be equally or more effective. Also in 2020, we completed the acquisition of AmberLeaf Partners, Inc., ("AmberLeaf"), which enhanced our Data and Analytics Services segment's capabilities with its expertise in customer experience consulting and managed services.

In 2021, we added cloud service capabilities to our Data and Analytics Services segment and expanded our IT Staffing Services segment's MAS-REMOTE offering to include offshore staffing services.

In 2022, we established a new subsidiary in NOIDA, India to support our offshore staffing services business.

In late 2023, we expanded our services offerings to include engineering staffing services.

Operating Segments

Our revenues are generated from two business segments: Data and Analytics Services and IT Staffing Services. Details related to these two businesses are discussed separately below, while information about our employees, differentiators, intellectual property rights and various other aspects of our business is shown in the aggregate for Mastech Digital, Inc.

Data and Analytics Services

Our Data and Analytics Services segment began with the acquisition of InfoTrellis, Inc.'s service business in July 2017. InfoTrellis, Inc. was founded by the engineering principals behind IBM's Master Data Management ("MDM") products and Informatica's Customer 360 code-base. This acquisition provided Mastech InfoTrellis with a solid foundation upon which to build, as we acquired a business with one of the largest concentrations of technology-agnostic data management expertise in the marketplace. With our October 2020 acquisition of AmberLeaf, we gained complementary capabilities in customer experience consulting and managed services, as well as a sizeable roster of existing clients.

Today, professional service firms have increasingly focused their efforts on partnering with their clients on enterprise-wide Digital Transformation. Organizations that are not digitally-native are facing increased pressure to modernize the way they operate to remain competitive within their industry. The landscape of Digital Transformation providers is constantly changing with new entrants. There is constant positioning and re-positioning of existing providers to claim new and niche spaces within the transformation arena. Additionally, the components of "Digital Transformation" are open to interpretation. While there continues to be large scale discussion and a lack of consensus on what constitutes Digital Transformation, there is a general view that, at the core of the transformation is *Data Modernization* — migration from legacy platforms, processes and strategies to new, dynamic, cloud-based approaches that focus on solving business problems and driving business outcomes.

Data Modernization is the core focus of our Data and Analytics Services segment. We have partnered with industry leaders in this space and intend to continue to broaden our reach with new partners in the future. With our recent investments, our world class delivery center in Chennai, India provides us with the ability to increase capacity to nearly 500 concurrent team members, while providing white glove access to upwards of a dozen additional clients in their own dedicated "clean rooms". We are also re-aligning ourselves to be a more dynamic, globally integrated organization across our traditional services offerings and to support our goal of expanding beyond niche services and providing full Data Modernization support to a wide range of organizations — from a $10 million start up to a Fortune 100 enterprise. Our mission is a simple one — we help clients put data in front of the people and machines where prudent decisions are made.

Sales and Marketing

Sales and Marketing at our Data and Analytics Services segment is a single, integrated function spanning across four groups in multiple locations: Marketing, Inside Sales, Principals, and Client Partners.

- Our Marketing team is responsible for designing inbound and outbound campaigns around data and business value, for dissemination through our omni channels and industry publications. Our Marketing team also works with our experts and thought leaders to create and disseminate data management, data engineering and data science thought leadership articles and white papers.

- Our Inside Sales team is responsible for operating integrated email and voice-based outbound marketing campaigns targeted at specific industries and functional populations, on an ongoing basis.

- Our onshore team of Principals and Client Partners is responsible for building buyer relationships with prospects and leads, and for converting those conversations into value-positive revenue generating engagements.

- Our typical credit terms require our invoices to be paid within 45 to 60-days of receipt by the client.

In addition to the above, our Partner / Alliance Relationships (such as those we have with IBM, Informatica and Oracle, among others) also provide us with a significant pipeline of opportunities and new business. Furthermore, prospective clients reach us through referrals from our existing client base, our reputation in the data & analytics domain, and through our industry partners.

Once engaged with a prospect, our approach to value-delivery starts with the definition of a discrete business problem. We then master and manage our clients' data and develop data products and deploy purpose-built advanced analytics, machine learning, and artificial intelligence, to deliver greater business velocity, significant cost reduction, and greater corporate resilience.

Our Practices

Mastech InfoTrellis builds a strong data foundation that delivers significant business value. Our expertise and technology practice stretches across four key domain areas.

Data-in-Motion:

We create connected and modern data systems with seamless data flow through:

- Agile engineering: delivering efficient and scalable code through agile development practices;

- Trusted data: ensuring data integrity through robust quality assurance processes;

- Streamlined integration: enabling seamless data integration with a composable architecture and automation; and

- Data visibility: providing comprehensive data observability for monitoring and validating data ecosystems.

Data-as-an-Asset:

We bridge data acquisition and activation with better data management through MDM, Data Governance, Data Privacy, and Data Warehousing solutions.

- Our approach focuses on understanding business use cases and designing technology solutions that directly address the end objectives.

- We collaborate with industry-leading data-focused technology providers, offering tailored solutions for unique business and technical needs.

- Our vast experience in developing MDM platforms and our partnerships with data-focused software firms provide us with a deep understanding of the technology landscape.

Data Activation:

We unlock insights for better business decision-making through:

- Gap-to-goal roadmaps: We help address the gaps that hinder business goals, with technology-agnostic roadmaps and guide clients toward desired outcomes.

- Tailored technology solutions: With experience in over two thousand implementations, we customize solutions that blend out-of-the-box functionalities with custom features.

- Seamless integrations: Our experts excel at integrating sales, service, marketing, and BI platforms, for seamless data flow and efficient operations.

- Empowering expertise: Post implementation, we equip clients with skills to maintain and leverage tools, manage administration, streamline business processes.

Analytics, AI, and Data Sciences:

We drive informed decision-making with modern statistical techniques and analytics with a strong focus on:

- Domain expertise: With cutting-edge techniques and industry knowledge, we derive valuable insights, predictions, and actionable strategies from client data.

- Holistic data strategy: We develop data strategies that encompass governance, acquisition, quality, and integration, laying a foundation for effective data-driven decision-making.

- Scalable and efficient: Leveraging scalable technologies and architectures, we handle increasing data volumes and evolving needs while providing high-performance and timely insights.

- ROI and business impact: Our data-driven strategies align with client key performance indicators and help unlock cost savings, impact revenue growth, and increase process efficiencies.

Geographic and Vertical Focus

Mastech InfoTrellis' primary customer geographies are in North America; however, we have customers and prospects in Europe and the Asia-Pacific region. Our target clients are largely corporations with revenues exceeding $1 billion and include Fortune 500 organizations. Our typical project size, excluding our multi-year Center of Excellence contracts, is in the $500,000 to $2.5 million range depending on the scope and duration of the engagement. Our Center of Excellence contracts generally range from $4 million to $83 million. From a vertical perspective, customers in the financial services, retail, healthcare, manufacturing and government segments are significant users of our services. Below is a breakdown of customer revenue percentages for each industry vertical in 2023:

Financial Services	35%	Retail	16%
Healthcare	22%	Government	4%
Manufacturing	18%	Other	5%

IT Staffing Services

In our IT Staffing Services business, we typically negotiate our business relationship by using one of three methods to gain agreement on the services to be provided. We either establish our relationship based on a simple standard term sheet; create a Statement of Work ("SOW") specific to a project; or enter into a master service agreement with a client that describes the framework of our relationship. In each case, a client will submit to us positions and / or requirements that they plan on satisfying by using temporary contractors. We propose consultants to the client that we believe satisfy their needs and propose an hourly bill rate for each consultant submitted. The client will select our consultant or a competing firm's consultant based on their view of quality, fit and pricing. Consultant specific contractual details, such as billable rates, are documented as an annex to the agreement type that is chosen by the client. While we have the ability to deliver our Digital Transformation services on a managed solutions basis, the vast majority of our assignments have been delivered as staffing assignments.

We generally do not enjoy exclusivity with respect to a client's contractor needs. Most of our clients use multiple suppliers to satisfy their requirements and to ensure a competitive environment. Our success with any particular client is determined by (a) the quality and fit of our consultant; (b) our ability to deliver a quality consultant on a timely basis; and (c) pricing considerations. We invoice our clients on a weekly, bi-weekly or monthly basis, in accordance with the terms of our agreement. Typical credit terms require our invoices to be paid within 30 to 45 days of receipt by the client.

While our primary focus is on contract IT staffing and Digital Transformation services, we also provide permanent placement services for our clients when opportunities arise. Permanent placement revenues have historically represented approximately 1% of our total revenues. In late 2023, we expanded our staffing services to include an engineering service offering. In 2023, engineering revenues were less than 1% of total revenues.

Sales and Marketing

We target much of our marketing efforts on businesses and institutions with significant budgets and recurring IT staffing and Digital Transformation needs. We look to develop relationships with new clients. In addition, we work to penetrate our existing client relationships to deeper levels. Most of our strategic relationships are established at the vice president / sales director level.

Selling is conducted through account executives utilizing a sales model which is desirable to our clients' needs. For clients with a need to supplement their own abilities to attract highly qualified temporary IT personnel and prefer a low-touch sales model, such as integrator and staffing clients, we generally deploy a centralized telesales model, complemented with client visits. We supplement these domestic sales efforts through our sales organization in India, whose account executives target smaller IT staffing clients utilizing a cost-effective offshore telesales model. For end-user clients, who typically prefer a higher-touch sales model, we generally utilize a branch service model which deploys sales and recruitment resources locally, or regionally, in select geographies within the U.S. Account executives generally are responsible for a combination of new business development efforts and expanding existing client relationships. Account executives at our branch operations call on, and meet with, potential new customers and are also responsible for maintaining existing client relationships within their geographic territory. These account executives are generally paired with recruiters and both receive incentive compensation based on revenue generation activities using a localized sales and recruitment model.

Many large end-users of IT staffing services retain a third party to provide vendor management services to centralize the consultant hiring process and reduce costs. Under this arrangement, the third-party managed service provider ("MSP") retains control of the vendor selection and vendor evaluation process, which somewhat weakens the relationship built with the client. Our lower-cost centralized telesales model and highly efficient offshore recruiting model have better positioned us to respond to the growing use of MSPs.

Recruiting

We operate several small recruiting centers located in the U.S. and one significantly larger facility in NOIDA, India, that deliver a full range of recruiting and sourcing services. Our centers employ approximately 200 recruiters and sourcers who focus on recruiting U.S.-based candidates to service a geographically diverse client base in the U.S. Our ability to respond to client requests faster than the competition is critical for success in our industry as most staffing firms access the same candidate pool via job boards and websites. The combination of our offshore recruiting capabilities, investment in sourcing and recruiting processes, expanded search coverage, around-the-clock sourcing, and extensive candidate pool, gives us the ability to deliver high-quality candidates to our clients in a timely fashion.

We continue to invest in leading technologies and recruitment tools to enhance efficiencies. For example, we use artificial intelligence and web-based tools to expand the reach of our candidate searches. We also employ a state-of-the-art applicant tracking system that has recently been enhanced with proprietary tool-kits and job board / internet interfacing capabilities, resulting in further operational efficiencies.

In late 2018, we significantly expanded our offshore recruitment offices in NOIDA which gave us the ability to nearly double our recruiter seats. This facility provides our offshore organization with state-of-the-art infrastructure and workforce amenities to attract top-quality recruiters and sourcers. This centralized offshore facility also affords us the ability to improve operational efficiencies compared to operating two offshore facilities.

We have access to a large and differentiated recruiting pool due to our brand recognition with both U.S. citizens and H1-B visa holders in the U.S. Unlike most staffing firms that have a high concentration of either H1-B workers or W-2 hourly U.S. citizens, we have historically maintained a balance of H1-B and W-2 hourly employees. We believe that this balanced mix allows us to access a broader candidate pool than our primary competition.

Technology and Client Focus of our IT Staffing and Digital Transformation Services

Our staffing delivery teams, spread across the U.S. and India, are segmented 1) by technologies, allowing us to reach deep and wide in our understanding of technology domains; and 2) by client relationships which gives us a keen understanding of our clients' needs and preferences. The delivery teams work in an integrated manner to provide quality IT talent with a faster turnaround time than many of our competitors. We have long-standing engagements with marquee brands and other premier global enterprises across various industries.

IT Staffing — Digital Technologies

Recognizing that a new breed of IT professionals adept in digital technologies is in high demand, we enhanced our recruitment capabilities to focus on digital technology skill sets. Today, Mastech Digital provides its clients with the ability to secure skill sets that encompass social, mobile, analytics, cloud-based technologies and automation. IT staffing for digital technologies is growing much faster than mainstream technologies, a trend that is expected to continue into the future. Digital technologies include the following areas:

- Social Analytics
- Social Blogging
- Social Campaign Management
- Enterprise Mobility Strategy
- Mobile Application Development
- Artificial Intelligence

- Data Engineering
- Data Analytics
- Data Science
- Cloud Strategy
- Cloud Implementation and Support
- Machine Learning

IT Staffing — Mainstream Technologies

A large part of our business today comes from IT staffing services around mainstream technologies. We provide services and have strategic relationships in many high-demand mainstream technology areas. Our IT professionals help design, develop, integrate, maintain and support mainstream technologies in the following areas:

- Mainframes
- Databases
- Middleware
- Enterprise Systems
- SoA and Web Services
- Verification and Validation

- Project Management
- Open Source (JAVA)
- Data Warehousing
- Microsoft (C, .NET, SQL)
- IT Administration
- IT Helpdesk and Support
- Business Analysis

Digital Learning Services

Our digital learning practice provides custom training programs for different organizational needs. With rich experience and proven success in handling several learning and performance engagements across industries, Mastech Digital's team combines digital and physical modes of learning methods to ensure unified organizational behavior and augmented performance across teams. Mastech Digital's learning paradigm consists of web-based learning, mobile learning, social learning, hybrid learning and virtual learning.

Geographic Presence & Industry Verticals

All of our IT staffing services revenues are generated from services provided in the U.S. We market our services on a national basis and have the ability to provide services in all 50 U.S. States. Our geographical concentration tends to track major client locations, such as California, Texas, Pennsylvania and Virginia, and in large metropolitan areas such as Chicago and New York City.

We provide these services across a broad spectrum of industry verticals, including: financial services, government, healthcare, manufacturing, retail, technology, telecommunications and transportation. Below is a breakdown of our IT Staffing billable consultant base by industries that represented at least 5% of our billable consultants as of December 31, 2023:

Financial Services	48%	Telecom	6%
Technology	10%	Retail	4%
Healthcare	9%	Other	15%
Government	8%		

Mastech Digital, Inc.

Employees

At December 31, 2023, we had 841 North American employees and 556 employees offshore, in addition to 251 subcontracted professionals. None of our employees are subject to collective bargaining agreements governing their employment with our Company. We employ our consultants on both an hourly and salary basis. A large portion of our salaried employees is H1-B visa holders. We believe that we enjoy a good reputation within the H1-B visa community, which allows us to access a very broad candidate pool. The majority of our hourly employees are U.S. citizens. On average, we maintain a balanced composition of salaried and hourly employees. We believe that our employee relations are good.

Intellectual Property Rights

Our intellectual property consists primarily of proprietary processes; client, employee and candidate information; and proprietary rights of third parties from whom we license intellectual property. We also own proprietary knowledge of the frameworks and products that we have built in our Mastech InfoTrellis business. We rely upon a combination of nondisclosure and other arrangements to protect our intellectual property.

Seasonality

Our operations are generally not affected by seasonal fluctuations. However, our consultants' billable hours are affected by national holidays and vacation trends. Accordingly, we typically have lower utilization rates during the fourth quarter. Additionally, assignment completions tend to be higher near the end of the calendar year, which largely impact our revenue and gross profit performance during the subsequent quarter.

Our Competitive Position

We operate in highly competitive and fragmented industries, with largely low barriers to entry in our IT Staffing Services segment. In our Data and Analytics Services segment, we primarily compete with Cognizant, Tata Consultancy Services, Deloitte, Accenture, as well as with smaller boutique data and analytics firms. Many competitors are significantly larger and have greater financial resources in comparison to us. Our IT Staffing Services segment competes for potential clients with providers of outsourcing services, systems integrators, computer systems consultants, other staffing services firms and, to a lesser extent, temporary personnel agencies.

We believe that the principal competitive factors for securing and building client relationships are driven by the ability to precisely comprehend client requirements and by providing highly qualified personnel who are motivated to meet or exceed a client's expectations. We must be able to do this efficiently to provide speed to market with pricing that is competitive and represents value to our clients. The principal competitive factors in attracting qualified personnel are compensation, availability, location, quality of projects and schedule flexibility. We believe that many of the professionals included in our database may also pursue other employment opportunities. Therefore, our responsiveness to the needs of these professionals is an important factor in our ability to be successful.

Our Strengths

We believe our strengths compared to industry peers include:

Established client-base

Our client base consists of large, medium-sized and small companies that span across multiple industry verticals. Long-standing relationships with corporate clients, blue-chip IT integrators and MSPs are a core component of our future growth strategy for our staffing business, while good relationships with customer influencers and C-level decision makers drives our Mastech InfoTrellis business. These relationships, exemplified by our consistently low customer attrition rate, reflect our focus and commitment to our customers.

Operational excellence

In our Data and Analytics Services business, our global delivery model is designed to ensure operational excellence by delivering higher value to our customers on project-based Mastech InfoTrellis engagements. Projects are delivered using our proprietary SMART Implementation Methodology — a multi-phased approach based on parts of the Rational Unified Process (RUP) and Agile development methodologies.

In the IT Staffing Services business, operational excellence largely relates to a firm's ability to effectively recruit high quality talent. Our offshore recruitment operation gives us the ability to respond to clients' staffing needs in a timely and cost-effective manner. Investments in sourcing and recruiting processes and leading technologies and recruitment tools have resulted in a highly scalable offshore recruiting model, which has delivered value to our clients.

Additionally, we employ a human resource management model, featuring portal technology as well as immigration support services, for our widely dispersed consultant base. This model enables us to maintain attrition rates that are lower than the industry averages for our salaried workforce.

Minority-owned status

Our businesses benefit with some clients from the fact that we are a large minority-owned staffing firm. We have received multiple awards for our commitment to diversity. We have been certified as a minority-owned business by the National Minority Supplier Development Council ("NMSDC"). This certification is attractive to certain existing and potential clients in the U.S. government and public-sector segments, where project dollars are specifically earmarked for diversity spending.

Attractive financial profile

We have historically enjoyed a lower operating cost structure than our industry peers due to our low cost telesales in our IT Staffing Services segment and our offshore delivery models in both of our operating segments. These business models are cost-effective and allow us to quickly adjust our cost structure to changes in our business environment. Our blue-chip client base has resulted in high quality accounts receivable and a strong and predictable cash flow conversion metric. Additionally, we have an existing credit facility to support our organic and inorganic growth aspirations.

Expertise in high-demand Digital Transformation IT skills

In our Data and Analytics Services segment, we have strong expertise in data management, data engineering, analytics and customer experience consulting — both in North America as well as offshore. Additionally, we have considerable industry experience by serving some of the world's most-respected brands in financial services, manufacturing, retail and healthcare.

In our IT Staffing Services segment, we have substantial expertise in certain advanced technology IT skills, including: cloud, mobile, data & analytics, social media, artificial intelligence/machine learning and digital learning. We also have the capacity in both of our business segments to take advantage of our technical expertise in these high demand growth areas, as we are well positioned in terms of scale, capabilities, and a blue-chip client base.

Experienced management team

Several senior managers of our Data and Analytics Services business were part of the original thought leaders in the Master Data Management space, which lends significant credibility to this segment's Master Data service offerings. Our IT staffing management team is comprised of business leaders with deep industry experience, is a unique blend of executives with significant Mastech Digital experience and others who have held leadership roles in other companies. We believe this talent, together with combined experience across a variety of industries, allows us to capitalize on the positives of our existing business models and, at the same time, improve our service offerings, internal processes and long-term strategy for future growth.

Reportable Financial Segments

The Company has two reportable segments in accordance with Accounting Standards Codification ("ASC") Topic 280 "Disclosures about Segments of an Enterprise and Related Information". Refer to Note 16 "Business Segments and Geographic Information" to our Consolidated Financial Statements included in Item 8 herein for information about our two reportable segments.

Government Regulation

We recruit IT professionals on a global basis from time to time and, therefore, must comply with the immigration laws in the countries in which we operate. As of December 31, 2023, approximately 37% of our employee workforce was working under Mastech Digital sponsored H1-B temporary work visa. Statutory law limits the number of new H1-B petitions that may be approved in a fiscal year to enter the U.S. Legislation could be enacted limiting H1-B visa holders' employment with staffing companies. In recent years, the vast majority of our H1-B hires were not subject to the annual quota limiting H1-B visas because they were already in the U.S. under H1-B visa status with other employers. Additionally, the U.S. Congress has considered, and may consider in the future, extensive changes to U.S. immigration laws regarding the admission of high-skilled temporary and permanent workers and increases in prevailing wage related to H1-B employees. Such changes, if enacted, may impact the types of H1-B temporary work visas that could be granted, the number of available H1-B temporary work permits, or the required prevailing wage that we are required to pay our H1-B employees, which in turn may have a negative impact on our revenues and profits.

Available Information

Our headquarters are located at 1305 Cherrington Parkway, Building 210, Suite 400, Moon Township, Pennsylvania 15108, and our telephone number is (412) 787-2100. The Company's website is *www.mastechdigital.com.* Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other Securities and Exchange Commission (the "SEC") filings, including any amendments to the foregoing reports, are available free of charge by accessing the Investors page of the Company's website as soon as reasonably practical after such reports are filed with, or furnished to, the SEC.

ITEM 1A. RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this Annual Report on Form 10-K or incorporated by reference herein. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company. However, additional risks and uncertainties not currently known to us or that we currently believe to be immaterial may also adversely impact our business.

If any of the following risks and uncertainties develop into actual events, these events could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to the Company's Business and Operation

We are unable to predict the extent to which the global COVID-19 pandemic may adversely impact our business operations, financial performance and results of operations.

The COVID-19 pandemic and efforts to control its spread significantly curtailed the movement of people and goods and services worldwide in regions where we sell our services and conduct our business operations. The pandemic resulted in a global slowdown of economic activity, including travel restrictions and prohibitions of non-essential activities in some cases. Our revenues and operations were affected by a range of external factors related to the COVID-19 pandemic in 2020 and to a lesser extent in 2021, 2022 and 2023. Although we believe the immediate impact of the COVID-19 pandemic has been assessed and largely reflected in our 2023 financial results, the long-term magnitude and duration of the disruption and resulting decline in business activity is still highly uncertain and cannot be predicted. Furthermore, COVID-19 variants and efforts to control their spread could still continue to adversely affect our business, impact the demand for our services and alter the way we conduct our business, and we cannot predict the magnitude or duration of these effects.

To the extent the COVID-19 pandemic or the efforts taken to control its spread or the spread of COVID-19 variants adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section. Because developments concerning the COVID-19 pandemic and the spread of COVID-19 variants have been and continue to be constantly evolving, additional impacts and risks may arise that we are not aware of or that we may not be able to appropriately or timely address.

Lack of success in recruitment and retention of IT and data and analytics professionals may decrease our revenues and increase the costs needed to maintain our workforce.

Our business involves the delivery of professional services and is labor-intensive. Our success depends upon our ability to attract, develop, motivate and retain highly skilled professionals who possess the skills and experience necessary to deliver our services. Qualified IT and data and analytics professionals are in demand worldwide and are likely to remain a limited resource for the foreseeable future. There can be no assurance that these qualified professionals will be available to us in sufficient numbers, or that we will be successful in retaining current or future employees. Failure to attract and retain qualified professionals in sufficient numbers may have a material adverse effect on our business, operating results and financial condition. Historically, we have done much of our recruiting from outside of the country where the client work is performed. Accordingly, any perception among our IT professionals, whether or not well founded, that our ability to assist them in obtaining temporary work visa and permanent residency status has been diminished, could lead to significant employee attrition. Any significant employee attrition will increase expenses necessary to replace and retrain our professionals and could decrease our revenues if we are not able to provide sufficient numbers of these resources to our clients.

We may have difficulty maintaining client relationships if the trend towards utilizing Managed Service Providers ("MSPs") continues.

Within our IT Staffing Services segment, many large users of staffing services are employing MSP's to manage their contractor expenses in an effort to drive down overall costs. MSP clients represented approximately

32% of our overall 2023 revenues and has been largely flat in recent years. The general impact of this shift towards the MSP model has been to lower our gross margins. Should this trend towards utilizing the MSP model continue, it is likely that our gross margins will be pressured in the future. In addition, if large users of staffing services continue to employ MSPs, the relationship between us and those large users may be primarily conducted through MSPs, in which case we may have difficulty maintaining those client relationships because the MSP model uses the MSP as an intermediary between the staffing service provider and the end-user, and reduces our direct contact with the end-user.

We are dependent upon our Indian operations and there can be no assurance that our Indian operations will support our growth strategy and historical cost structure.

Our Indian recruitment and delivery centers depend greatly upon business and technology transfer laws in India, and upon the continued development of technology infrastructure. There can be no assurance that our Indian operations will support our growth strategy. The risks inherent in our Indian business activities include:

- unexpected changes in regulatory environments;

- foreign currency fluctuations;

- tariffs and other trade barriers;

- difficulties in managing international operations; and

- the burden of complying with a wide variety of foreign laws and regulations.

Our failure to manage growth or attract and retain personnel, or a significant interruption in our ability to transmit data and voice efficiently, could have a material adverse impact on our ability to successfully maintain and develop our global recruitment and delivery centers and could have a material adverse effect on our business, operating results and financial condition.

The Indian rupee may increase in value relative to the dollar, increasing our costs. Although, we receive the vast majority of our revenues in U.S. dollars, we maintain a significant portion of our recruiting and delivery workforces in India, and those employees are paid in rupees. Therefore, any increase in the value of the rupee versus the dollar would increase our expenses, which could have a material adverse effect on our business, operating results and financial condition.

Our quarterly operating results may be subject to significant variations.

Our revenues and operating results have historically been subject to significant variations from quarter to quarter depending on a number of factors, including the timing and number of client projects commenced and completed during the quarter, the number of working days in a quarter, employee hiring and attrition, and utilization rates during the quarter.

Our multi-year Center of Excellence service offering may be early terminated with a short notice from the client, which could materially impact our backlog and adversely affect our business and future revenues.

Our Data and Analytics Services segment markets a multi-year service offering known as a Center of Excellence. This service provides our clients with a virtual extension of their internal team to assist with their data and analytics business strategies and objectives. These engagements are generally multi-year and provide added flexibility to the client by adjusting dedicated readily-available and appropriately skilled resources on an as needed basis. While these engagements provide opportunities to partner with and deeply understand a client's data management and analytics longer-term objectives, these contracts generally can be early terminated by the client with a short-term notice. Should a client terminate an engagement early, this termination could materially impact our backlog of orders and adversely affect our business and future revenues.

Our strategy of expansion through the acquisition of additional companies may not be successful and may result in slower growth of our business and reduced operating margins.

We plan to gradually expand our operations through the acquisition of, or investment in, additional businesses and companies. We may be unable to identify businesses that complement our strategy for growth. If we do succeed in identifying a company with such a business, we may not be able to acquire the company, its relevant business or an interest in the company for many reasons, including:

- a failure to agree on the terms of the acquisition or investment;

- incompatibility between us and the management of the company that we wish to acquire or invest;

- competition from other potential acquirers;

- a lack of capital to make the acquisition or investment; or

- the unwillingness of the company to partner with us.

If we are unable to acquire and invest in attractive businesses, our strategy for growth may be impaired. Even if we are able to complete one or more acquisitions, there can be no assurance that those completed acquisitions will result in successful growth, and the costs of completing an acquisition may reduce our margins.

We have made in the past, and may make in the future, acquisitions which could require significant management attention, disrupt our existing business, result in dilution to our shareholders, deplete our cash reserves, increase our debt levels and adversely affect our financial results.

Acquisitions, such as our acquisitions of Hudson IT, the services division of InfoTrellis, Inc., and AmberLeaf Partners, Inc., involve numerous risks, including the possibility that:

- we do not successfully integrate the operations, systems, technologies, products, offerings and personnel of the acquired company or companies;

- we do not generate sufficient revenues to offset increased expenses associated with our acquisitions;

- our management's attention is diverted from normal daily operations of our business and the challenges with managing larger and more widespread operations resulting from our acquisitions;

- we experience difficulties entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions; and

- we lose key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

In addition to the foregoing, acquisitions may also cause us to:

- use a substantial portion of our cash reserves or incur debt;

- issue equity securities or grant equity incentives that dilute our current shareholders' percentage ownership;

- assume liabilities, including potentially unknown liabilities;

- record goodwill and amortizable intangible assets that are subject to impairment testing on a regular basis and potential periodic impairment charges;

- incur amortization expenses related to certain intangible assets;

- incur large and immediate write-offs and restructuring and other related expenses; and

- become subject to intellectual property litigation or other litigation.

Acquisitions of technology companies and assets are inherently risky and subject to many factors outside of our control, and no assurance can be given that our prior or future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results.

Our revenues are highly concentrated, and the loss of a significant client would adversely affect our business and revenues.

Our revenues are highly dependent on clients located in North America, as well as clients concentrated in certain industries. Economic slowdowns, changes in law and other restrictions or factors that affect the economic health of these industries may affect our business. For the year ended December 31, 2023, approximately 53% of our revenues were derived from our top ten clients and approximately 50% of revenues came from financial services clients. Consequently, if our clients reduce or postpone their spending significantly, this may lower the demand for our services and negatively affect our revenues and profitability. Further, any significant decrease in the rate of economic growth may reduce the demand for our services and negatively affect our revenues and profitability.

We have in the past, and may in the future, derive a significant portion of our revenues from a relatively limited number of clients. These contracts are terminable without penalty, as are most of our contracts. The loss of any significant client or major project, or an unanticipated termination of a major project, could result in the loss of substantial anticipated revenues.

Our leverage could materially and adversely affect our financial condition or operating flexibility and prevent us from fulfilling our obligations under our Credit Agreement.

At December 31, 2023, we had no outstanding borrowings under our Credit Agreement with PNC Bank and certain other lenders (the "Credit Agreement") and unused borrowing capacity of $22.5 million under the revolving credit facility established by the Credit Agreement. Our level of indebtedness (which may increase) could have important consequences on our future operations, including the following:

- increasing the risk that we cannot satisfy our payment or other obligations under our outstanding debt, which may result in defaults;

- subjecting us to increased sensitivity to interest rate increases on our outstanding indebtedness, which could cause our debt service obligations to increase significantly;

- reducing the availability of our cash flows to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and general economic conditions;

- placing us at a competitive disadvantage to our competitors that have less debt or are less leveraged;

- increasing our vulnerability to the impact of adverse economic and industry conditions; and

- limiting our ability to execute on our existing share repurchase program.

In addition, we may incur additional indebtedness in the future and, if we incur new debt or other liabilities, the related risks that we face could intensify.

Our ability to make required payments or to refinance our indebtedness depends on our future performance, which will be affected by financial, business and economic conditions and other factors, many of which are not within our control. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements and other factors may restrict us from pursuing any of these alternatives.

If we are in default under the Credit Agreement due to our inability to make the required payments, or if we otherwise fail to comply with the financial and other covenants contained therein, all of our debt thereunder could be accelerated and the lenders under our Credit Agreement could be permitted to foreclose on our assets securing such debt.

The covenants in our Credit Agreement impose restrictions that may limit our operating and financial flexibility.

The Credit Agreement contains financial covenants, including but not limited to, covenants related to the Company's senior leverage ratio and fixed charge ratio (as defined under the Credit Agreement), and limitations on liens, indebtedness, guarantees and contingent liabilities, loans and investments, distributions, leases, asset sales, stock repurchases and mergers and acquisitions. These covenants and limitations may limit our ability to, among other things:

- create, incur or assume liens;

- make investments and loans;

- create, incur, assume or guarantee additional indebtedness;

- engage in mergers, acquisitions, consolidations, sale-leasebacks and other similar transactions;

- pay dividends, or redeem or repurchase our capital stock;

- alter the business that we conduct;

- engage in certain transactions with officers, directors and affiliates;

- prepay, redeem or purchase other indebtedness;

- enter into certain agreements; and

- make material changes to accounting and reporting practices.

Operating results below current levels or other adverse factors, including increases in interest rates, could result in us being unable to comply with certain covenants contained in our Credit Agreement. If we violate these covenants and are unable to obtain waivers, our debt under the Credit Agreement would be in default, could be accelerated and could permit our lenders to foreclose on our assets securing the debt thereunder. If the indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our debt is in default for any reason, our cash flows, operating results, or financial condition could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

We must keep pace with the rapid technological changes that characterize the IT and data and analytics industries and our failure to do so could result in lower demand for services.

The IT staffing and data analytics services industries are characterized by rapid technological change, evolving industry standards, changing client preferences and new product introductions. Our success will depend in part on our ability to keep pace with industry developments. There can be no assurance that we will be successful in addressing these developments on a timely basis or that, if these developments are addressed, we will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render our services noncompetitive or obsolete. Our failure to address these developments could have a material adverse effect on our business, operating results and financial condition.

A significant number of organizations is attempting to migrate their IT business applications to advanced technologies, such as artificial intelligence, cloud services, data scientists, mobility, and social analytics. As a result, our ability to remain competitive depends on several factors, including our ability to develop, train and hire employees with skills in advanced technologies. Our failure to hire, train and retain employees with such skills could have a material adverse impact on our future revenues.

Our "preferred vendor" contracts generally result in lower margins. In addition, we may not be able to maintain "preferred vendor" status with existing clients or obtain that status with new clients, which may lead to a decrease in the volume of business we obtain from these clients.

In our IT Staffing Services segment, we are party to several "preferred vendor" contracts, and we are seeking additional similar contracts in order to obtain new or additional business from large and medium-sized clients. Clients enter into these contracts to reduce their number of vendors and obtain better pricing in return for a potential increase in the volume of business to the preferred vendor. While these contracts are expected to generate higher volumes, they generally carry lower margins. Although we attempt to lower costs to maintain margins, there can be no assurance that we will be able to sustain margins on such contracts. In addition, the failure to be designated as a preferred vendor, or the loss of such status, may preclude us from providing services to existing or potential clients, except as a subcontractor, which could have a material adverse effect on the volume of business obtained from such clients.

Our success depends upon the maintenance and protection of our intellectual property rights and processes, and any substantial costs incurred protecting such rights and processes may decrease our operating margins.

Our success depends in part upon certain methodologies and tools we use in designing, developing and implementing application systems and other proprietary intellectual property rights. We rely upon a combination of nondisclosure and other contractual arrangements and trade secrets, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. There can be no assurance that the steps we take in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. In the event of an unfavorable resolution of a dispute over our intellectual property rights, we may incur substantial costs or liabilities, which would decrease our operating margins.

Our business is certified as a minority-owned business, and loss of that certification may impact our ability to gain new customers or expand our business with existing customers.

We are a large minority-owned staffing and data analytics services firm and have been certified as minority-owned by the National Minority Supplier Development Council (the "NMSDC"). NMSDC certification has helped us to expand our business with existing clients as well as obtain new customers. While we cannot quantify the effect of the loss of this status, its loss could adversely affect our ability to expand our business or cause us to lose existing business.

Because the NMSDC certification relies in large part upon Messrs. Wadhwani and Trivedi and their affiliates maintaining their positions as the collective majority holders of our common stock, any decrease in their collective ownership may jeopardize our status as a minority-owned business. There can be no assurance that Messrs. Wadhwani and Trivedi and their affiliates will maintain their majority position in the Company.

Existing and potential customers may consider outsourcing their IT requirements to foreign countries, which could have an adverse effect on our ability to obtain new customers or retain existing customers.

In the past years, certain of our existing and potential customers started to use low-cost offshore outsourcing centers to perform technology-related work. Should this shift towards moving technology-related work to offshore outsourcing centers continue, our business, operating results and financial condition could be adversely affected.

We may be subject to liability to clients arising from our engagements.

Many of our engagements involve projects that are critical to the operations of our clients' businesses and provide benefits that may be difficult to quantify. Although we attempt to contractually limit our liability for damages arising from errors, mistakes, omissions or negligent acts in rendering our services, there can be no assurance that our attempts to limit liability will be successful. Our failure or inability to meet a client's expectations in the performance of our services could result in a material adverse change to the client's operations and, therefore, could give rise to claims against us or damage our reputation, adversely affecting our business, operating results and financial condition.

We may face data protection, data security, and privacy risks in connection with privacy regulation.

Strict data privacy laws regulating the collection, transmission, storage and use of employee data and consumers' personally identifying information are evolving in the U.S. and other jurisdictions in which we operate. These laws impose compliance obligations for the collection, use, retention, security, processing, transfer and deletion of personally identifiable information of individuals and creates enhanced rights for individuals. These changes in the legal and regulatory environments in the areas of customer and employee privacy, data security, and cross-border data flows could have a material adverse effect on our business, primarily through the impairment of our marketing and transaction processing activities, the limitation on the types of information that we may collect, process and retain, the resulting costs of complying with such legal and regulatory requirements and potential monetary forfeitures and penalties for noncompliance.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data center and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Our hybrid work-from-home business model may heighten risks of security breaches. Despite having implemented security measures to address risks of security breaches, we experienced a cybersecurity breach in 2022 involving a single employee email account and which indirectly impacted two Mastech InfoTrellis clients. We incurred an expense charge of $450,000 in 2022 related to this event, which included the cost of engaging external advisors. While we adopted certain remedial measures as a result of this incident, our information technology and infrastructure may still be vulnerable to security breaches and other disruptions, including attacks by hackers, or breaches due to employee error, malfeasance or other disruptions. Any such breach or disruption could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our services, which could adversely affect our operating results and competitive position. We maintain cyber risk insurance, but this insurance may not be sufficient to cover all of our losses from any breaches of our networks.

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We depend on the proper functioning of our information systems.

We are dependent on the proper functioning of information systems in operating our business. Critical information systems are used in every aspect of our daily operations, perhaps most significantly, in the identification and matching of staffing resources to client assignments and in the client billing and consultant or vendor payment functions. Our information systems may not perform as expected and are vulnerable to damage or interruption including natural disasters, fire or casualty theft, technical failures, terrorist acts, cybersecurity breaches, power outages, telecommunications failures, physical or software intrusions, computer viruses, employee errors or other events. Failure or interruption of our critical information systems may require significant additional capital and management resources to resolve, which could have a material adverse effect on our business. Additionally, many of our information technology systems and networks are cloud-based or managed by third parties, whose future performance and reliability we cannot control. The risk of a cyber-attack or security breach on a third party carries the same risks to us as those associated with our internal systems. There can be no assurance that such parties will not experience cybersecurity breaches that could adversely affect our employees, customers and businesses or that our audit or diligence processes will successfully deter or prevent such breach.

If our clients are subjected to cyber-attacks or data security breaches, it may result in damage to our business and the disclosure of our confidential information.

In addition to cybersecurity threats posed directly against us, our clients' information systems are also vulnerable to an increasing threat of continually evolving cybersecurity risks. There is no guarantee that our clients have implemented procedures that are adequate to safeguard against all data security breaches. The failure of our clients to adequately safeguard against data security breaches could have a material adverse effect on our business and operations. The theft and/or breach of our clients' data security could cause the disclosure and/or loss of our confidential information and data and result in significant costs. In addition, any cybersecurity damage to the networks or computer systems used by us or our clients could result in a claim for substantial damages against us and significant reputational harm, regardless of our responsibility for the failure.

If our insurance costs increase significantly, these incremental costs could negatively affect our financial results.

We purchase various insurance policies to limit or transfer certain risks inherent in our operations. These costs largely relate to obtaining and maintaining professional and general liability insurance policies. If the costs of carrying these insurance policies increase significantly, due to poor claims history or changes in market conditions, this could have an adverse impact on our profitability and financial condition.

We may not have adequate insurance for potential liabilities, including liabilities arising from litigation.

We are exposed to various possible claims relating to our business. In the ordinary course of business, we have, and in the future, may become the subject of various claims, lawsuits, and administrative proceedings seeking damages or other remedies concerning our operations, products, services, employees and other matters. Some of these claims may relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of such businesses. While we maintain insurance to cover certain of our potential losses, we cannot ensure that our insurance will cover all claims or that insurance coverage will be available at economically acceptable rates. Our ability to obtain insurance, and the coverage levels, deductibles and premiums of our insurance, are all dependent on market factors, our loss history and our insurers' perception of our overall risk profile. Our insurance may also require us to meet a deductible. Significant uninsured liabilities could have a material adverse effect on our business, financial condition and results of operations.

Any disruption in the supply of power, IT infrastructure and telecommunications lines to our facilities could disrupt our business process or subject us to additional costs.

Any disruption in basic infrastructure, including the supply of power, could negatively impact our ability to provide timely or adequate services to our clients. We rely on a number of telecommunication services and other infrastructure providers to maintain communications between our various facilities and clients. Telecommunications networks are subject to failures and periods of service disruption which can adversely affect our ability to maintain active voice and data communications among our facilities and with our clients. This could disrupt our business process or subject us to additional costs, materially adversely affecting our business, results of operations and financial condition.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Should we experience a disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. In such an event, we could experience near-term operational challenges with regard to particular areas of our operations. In particular, our ability to recover from any disaster, pandemic or other business continuity problem will depend on our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. We could potentially lose client data or experience material adverse interruptions to our operations or delivery of services to our clients in a disaster. A disaster or pandemic, on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster, pandemic or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability. For example, the COVID-19 pandemic and governmental actions taken to curtail the spread of the virus had an impact on our employees, customers and third-party providers and impacted the level of economic activity. Any such disaster or other business continuity problem could have a material adverse impact on our revenues and profitability.

Risks posed by climate change may materially increase our compliance costs and adversely impact our profitability.

Climate change vulnerability is posing new threats and opportunities in the global economy. Climate change and measures adopted to address it can affect us, our clients and suppliers in myriad ways, depending on the nature and location of the businesses, the near-term capital expenditure needs, the regulatory environments where they operate and their strategic plans. Generally, climate risks and opportunities for companies and their investors fall into four categories:

- Physical risk from climate change;
- Regulatory risks and opportunities related to existing or proposed greenhouse gas ("GHG") emissions limits;
- Indirect regulatory risks and opportunities related to products or services from high emitting companies; and
- Litigation risks for emitters of greenhouse gases.

Unmitigated climate change is likely to have severe physical impacts on companies with exposed assets or business operations, including Mastech Digital. Major environmental risks and liabilities can significantly impact future earnings. To the extent we are unable to comply with applicable regulations related to climate change, and such failure to comply results in material increases in compliance costs or litigation expenses, those costs or expenses will have an adverse effect on our profitability.

Our success depends upon retaining the services of our management team and key operating employees.

We are highly dependent on our management team and expect that our success will depend largely upon their efforts, expertise and abilities. Over the last several years, we have experienced turnover in the leadership of our Data and Analytics Services segment, and the loss of the services of any of our key executives for any reason could have a material adverse effect on our business. To attract and retain executives and other key employees in a competitive marketplace, we must provide a competitive compensation package, including cash-based and equity-based compensation. The loss or any sustained attrition of our key operating employees, or the failure to effectively integrate new members of our management team or key operating employees, could have a material adverse effect on our business, including our ability to establish and maintain client, consultant and candidate, professional and technical relationships.

Risks Related to Governmental Regulations, Laws and Taxation

Government regulation of H1-B visas may materially affect our workforce and limit our supply of qualified IT professionals, or increase our cost of securing workers.

We recruit IT professionals on a global basis and, therefore, must comply with the immigration laws in the countries in which we operate, particularly the U.S. As of December 31, 2023, approximately 37% of our employee workforce was working under Mastech Digital sponsored H1-B temporary work visas. Applicable law limits the number of new H1-B petitions that may be approved in a fiscal year, and if we are unable to obtain H1-B visas for our employees in sufficient quantities or at a sufficient rate for a significant period of time, our business, operating results and financial condition could be adversely affected. Additionally, legislation could be enacted limiting H1-B visa holders' employment with staffing and data analytics companies, which could result in reduced revenues and/or a higher cost of recruiting.

In recent years, the vast majority of our H1-B hires were not subject to the annual quota limiting H1-B visas because they were already in the U.S. under H1-B visa status with other employers. As a result, the negative impact on recruiting due to the exhaustion of recent H1-B quotas was not substantial. However, the subject of H1-B visas has recently become a major political discussion point and there are indications that the entire H1-B visa program may be significantly overhauled. If a new or revised H1-B visa program is implemented, there could be elements of the new/revised H1-B visa program that may not be advantageous to our business model thus adversely impacting our business, operating results or financial condition.

Reclassification of our independent contractors by tax or regulatory authorities could have a material adverse effect on our business model and/or could require us to pay significant retroactive wages, taxes and penalties.

We utilize individuals to provide certain services in connection with our business as qualified third-party independent contractors rather than as direct employees. As of December 31, 2023, approximately 15% of our workforce were independent contractors. Heightened state and federal scrutiny of independent contractor relationships could adversely affect us given that we utilize independent contractors to perform certain services. An adverse determination related to the independent contractor status of these subcontracted personnel could result in substantial taxes or other liabilities to us, which could result in a material adverse effect upon our business.

Restrictions on immigration or unjustified or discriminatory enforcement of immigration laws could increase our cost of doing business, cause us to change the way we conduct our business or otherwise disrupt our operations.

The success of our business is dependent on our ability to recruit IT and data and analytics professionals and to mobilize them to meet our clients' needs. Immigration laws in the countries in which we operate are subject to legislative changes, as well as variations in the standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or renewing work visas for our professionals.

Immigration change continues to attract significant attention in the public arena and in the current U.S. administration and Congress. If new immigration legislation is enacted in the U.S. or in the other jurisdictions in which we do business, such legislation may contain provisions that could make it more difficult or costly for us to recruit and retain IT professionals, and to a lesser extent data and analytics professionals. Additionally, there is uncertainty as to the position the U.S. will take with respect to immigration under the Biden administration or any new administration. As a result, we may incur additional costs to run our business or may have to change the way we conduct our operations, either of which could have a material adverse effect on our business, operating results and financial condition. Also, if the enforcement of immigration laws by governmental authorities is unjustified or discriminatory, such enforcement could have the effect of disrupting our workforce.

The U.S. Congress, the Biden administration, or any new administration may make substantial changes to fiscal, tax, and other federal policies that may adversely affect our business.

In 2017, the U.S. Congress and the Trump administration made substantial changes to U.S. policies, which included comprehensive corporate and individual tax reform. In addition, the Trump administration called for significant changes to U.S. trade, healthcare, immigration and government regulatory policy. With the transition to the Biden administration in early 2021, changes to U. S. policy have occurred and further U.S. policy changes are possible, if not likely. Changes to U.S. policy implemented by the U.S. Congress, the Biden administration or any new administration may impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business. Until we know what policy changes are made and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

Adverse results in tax audits or interpretations of tax laws could have an adverse impact on our business.

We are subject to periodic federal, state and local tax audits for various tax years. We also need to comply with new, evolving or revised tax laws and regulations. The Tax Cuts and Jobs Act of 2017 continues to require interpretation, and a new administration could modify key aspects of the tax code, which could materially affect our tax obligations and effective tax rate. Although we attempt to comply with all taxing authority regulations, adverse findings or assessments made by taxing authorities as the result of an audit could have a material adverse effect on our business, results of operations and financial condition.

Requirements of the Affordable Care Act may continue to increase our employee benefits costs and could negatively affect our operating results, cash flows and financial condition if such costs aren't recovered with increases in client bill rates.

We provide healthcare coverage to our U.S.-based employees that are subject to the Affordable Care Act ("ACA"). Additional provisions of the ACA and the compliance of such may result in higher overall costs to the Company, which could have a negative impact on our operating results, cash flows and financial condition.

Risks Related to Economic and Financial Conditions

We make estimates and assumptions in connection with the preparation of our consolidated financial statements and any changes to those estimates and assumptions could adversely affect our financial results.

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The application of these principles require us to make estimates and assumptions about certain items and future events that may affect our reported financial statements and our accompanying disclosure with respect to, among other things, revenue recognition, purchase accounting fair value measurements, contingent consideration and taxation related items. We base our estimates on historical experience and on various other assumptions that we believe are reasonable at the time they are made. These estimates and assumptions involve the use of judgment and can be subject to uncertainties, some of which are beyond our control. If our estimates or the assumptions underlying such estimates are incorrect, actual results may differ materially from our estimates and we may need to, among other things, revise revenues or recognize additional charges that could adversely impact our results of operations and our financial condition.

Negative or uncertain economic conditions in North America or elsewhere may adversely affect demand for our services.

Approximately 99% of our revenues are generated from clients located in North America. Our business depends on the overall demand for IT and data and analytics professionals and on the economic health of our clients. Weak economic conditions may force companies to reduce their IT staffing and data and analytics budgets and adversely affect demand for our services, thus reducing our revenues. Furthermore, economic uncertainty, including the concerns of our clients and other companies with respect to inflationary conditions in North America and elsewhere, has had and may continue to have an adverse impact on the demand for our services, which in turn could have a material adverse effect on our business, operating results and financial condition.

Our industries are highly competitive and fragmented, which may limit our ability to increase our prices for services.

The IT staffing services and data analytics services industries are highly competitive and served by numerous global, national, regional and local firms. Primary competitors include participants from a variety of market segments, including the major consulting firms, systems consulting and implementation firms, U.S.-based staffing services companies, data and analytics service companies, applications software firms, service groups of computer equipment companies, specialized consulting firms, programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than we have. There are relatively few barriers to entry into many of our markets, and as such we may face additional competition from new entrants into our markets. In addition, there is a risk that clients may elect to increase their internal resources to satisfy their staffing and data and analytics needs. There can be no assurance that we will compete successfully with existing or new competitors in the staffing and data analytics services markets.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, such as between India and Pakistan, India and China, and even within India. There have been military confrontations along the India-Pakistan and India-China borders from time to time. The potential for hostilities between India and Pakistan is high due to past terrorist incidents in India, troop mobilizations along the border, and the geopolitical situation in the region. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. This, in turn, could have a material adverse effect on our business, operating results and financial condition.

Wage costs in India may increase, which may reduce our operating margins and reduce a competitive advantage of ours.

Our wage costs in India have historically been significantly lower than wage costs in the U.S. for comparably skilled professionals, and this has been one of our competitive advantages with respect to the costs of our Indian recruiting and delivery offices. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our operating margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to

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increase the efficiency and productivity of our employees, wage increases in the long term may reduce our overall margins.

Negative economic or business conditions brought on by a global health pandemic, epidemic or outbreak may adversely affect demand for our services.

Our business depends on the overall demand for IT and data and analytics professionals and on the economic health of our clients. Our business could be adversely affected by the effects of the COVID-19 virus or another pandemic, epidemic or outbreak on the economic and business climate. For example, the spread of the COVID-19 virus and the efforts taken to control its spread may cause companies to reduce their staffing and data and analytics budgets and adversely affect demand for our services, thus reducing our revenues. Furthermore, the impact of the COVID-19 virus outbreak and the actions taken to curtail the spread of the virus could disrupt or materially impair the ability of our clients to operate their businesses. Any such disruption or impairment could lower the demand for our services, result in collection issues on our outstanding accounts receivable and have a material adverse impact on our revenues and profitability.

If our clients are adversely affected by climate change or related compliance costs, this may reduce their spending and demand for our services, leading to a decrease in revenue.

In addition to emissions and climate change risks posed directly to Mastech Digital, we also have clients in varied industries such as healthcare, consumer products, manufacturing, technology, and retail, among others. Some of the clients may be significantly affected by climate change resulting in greater physical risk. This may lead to a reduction of demand and loss of business from such clients, which would impact our business, results of operations and financial condition.

Risks Related to Our Stock

The price of our common stock may fluctuate substantially, and your investment may decline in value.

The market price of our common stock may be highly volatile and may fluctuate substantially due to many factors, including:

- actual or anticipated fluctuations in our results of operations;

- variance in our financial performance from the expectations of market analysts;

- conditions and trends in the end markets we serve, and changes in the estimation of the size and growth rate of these markets;

- our ability to integrate acquisitions;

- announcements of significant contracts by us or our competitors;

- changes in our pricing policies or the pricing policies of our competitors;

- restatements of historical financial results and changes in financial forecasts;

- loss of one or more of our significant customers;

- legislation;

- changes in market valuation or earnings of our competitors;

- the trading volume of our common stock;

- the trading of our common stock on multiple trading markets, which takes place in different currencies and at different times; and

- general economic conditions.

Evolving expectations around corporate responsibility practices, specifically related to environmental, social and governance ("ESG") matters, may expose us to reputational and other risks.

Investors, shareholders, customers, suppliers and other third parties are increasingly focusing on ESG and corporate social responsibility endeavors and reporting. Certain institutional investors, investment funds, other influential investors, customers, suppliers and other third parties are also increasingly focused on ESG practices. If we do not adapt to or comply with evolving investor or stakeholder expectations and standards, or are perceived to have not responded appropriately, we may suffer from reputational damage, which could in turn materially and adversely affect our business, financial condition, and/or stock price. Further, this increased focus on ESG and corporate social responsibility may result in new regulations and/or third party requirements that could adversely impact our business, or certain shareholders reducing or eliminating their holdings of our stock. Additionally, an allegation that we have not taken sufficient action in these areas could negatively harm our reputation.

Our ownership is highly concentrated in two individuals and the interests of those individual shareholders may not coincide with yours.

Sunil Wadhwani and Ashok Trivedi, co-founders of the Company, beneficially own approximately 59% of Mastech Digital's outstanding common stock as of December 31, 2023. Accordingly, Messrs. Wadhwani and Trivedi together have sufficient voting power to elect all the members of the Board of Directors and to effect transactions without the approval of our other shareholders, except for those limited transactions that require a supermajority vote under our bylaws or articles of incorporation. The interests of Messrs. Wadhwani and Trivedi may from time to time diverge from our interests. Mastech Digital's Audit Committee consists of independent directors and addresses certain potential conflicts of interest and related party transactions that may arise between us and our directors, officers or our other affiliates. However, there can be no assurance that any conflicts of interest will be resolved in our favor.

Our results of operations and share price could be adversely affected if we are unable to maintain effective internal controls.

Internal controls related to the operation of our business are critical to our ability to provide accurate financial statements and an appropriate internal control environment. We are required to provide a report from management on our internal controls over financial reporting that includes an assessment of the effectiveness of these controls. Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changing conditions. Because of these limitations, internal control over financial reporting might not prevent or detect all misstatements or fraud. Also, while the Company remediated over the course of the 2021 fiscal year two material weaknesses identified in 2020, the completion of this remediation does not provide assurance that the Company's remediation or other controls will continue to operate properly. Furthermore, management's report on the Company's internal controls over financial reporting was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Annual Report on Form 10-K. If we cannot maintain and execute adequate internal control over financial reporting or implement necessary new or improved controls that provide reasonable assurance of the reliability of our financial reporting and preparation of our financial statements for external use, we could suffer harm of our reputation, fail to meet our public reporting requirements on a timely basis, be unable to properly report our financial results, or be required to restate our financial statements, which could result in the loss of investor confidence and may adversely impact our stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Mastech Digital, Inc. recognizes the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data.

Managing Material Risks & Integrated Overall Risk Management

The Company has strategically integrated cybersecurity risk management into its broader risk management framework to promote a company-wide culture of cybersecurity risk management. This integration ensures that cybersecurity considerations are an integral part of our decision-making processes at every level. In 2022, we improved this integration by hiring a senior executive to assume the responsibilities of both the Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO") roles within our organization. Thus, our risk management team is 100% aligned to our IT department to continuously evaluate and address cybersecurity risks within the Company's business objectives and operational needs.

Engage Third-parties on Risk Management

Recognizing the complexity and evolving nature of cybersecurity threats, Mastech Digital, Inc. engages with a range of external experts, including cybersecurity assessors, consultants, and auditors in evaluating and testing our risk management systems. These partnerships enable us to leverage specialized knowledge and insights, ensuring our cybersecurity strategies and processes remain at the forefront of industry best practices. Our collaboration with these third parties includes regular audits, threat assessments, and consultation on security enhancements. We have recently partnered with a cybersecurity company that specializes in third party-vendor risk management.

Oversee Third-party Risk

Because we are aware of the risks associated with third-party service providers, Mastech Digital, Inc. implements stringent processes to oversee and manage these risks. We conduct thorough security assessments of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards. The monitoring includes quarterly assessments by our CIO / CISO and on an ongoing basis by our security engineers. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third-parties.

Risks from Cybersecurity Threats

During 2022, we experienced a cybersecurity breach involving a single employee email account which indirectly impacted two Mastech InfoTrellis clients. Our security team identified the point of entry, decommissioned the affected laptop and email address, and changed email logins and passcodes for this email account. As a result of this incident, we engaged external advisors to validate our findings and remedial action steps. As part of this engagement, these advisors assisted us with a forensic analysis to determine whether any personally identifiable information ("PII") was compromised as a result of this breach. For any such PII data determined to have been compromised, our advisors assisted us in determining the appropriate compliance steps.

Governance

The Board of Directors is acutely aware of the critical nature of managing risks associated with cybersecurity threats. The Board has established robust oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats because we recognize the significance of these threats to our operational integrity and stakeholder confidence.

Board of Directors Oversight

The Audit Committee is central to the Board's oversight of cybersecurity risks and bears the primary responsibility for this domain. The Audit Committee is composed of board members with diverse expertise including risk management, technology, and finance, equipping them to oversee cybersecurity risks effectively.

Management's Role Managing Risk

Our CIO / CISO and the Chief Executive Officer ("CEO") play a pivotal role in informing the Audit Committee on cybersecurity risks. They provide comprehensive briefings to the Audit Committee on a regular basis, with a minimum frequency of twice per year. These briefings encompass a broad range of topics, including:

- Current cybersecurity landscape and emerging threats;

- Status of ongoing cybersecurity initiatives and strategies;

- Incident reports and learnings from any cybersecurity events; and

- Compliance with regulatory requirements and industry standards.

In addition to our scheduled meetings, the Audit Committee, CIO / CISO and CEO maintain an ongoing dialogue regarding emerging or potential cybersecurity risks. Together, they receive updates on any significant developments in the cybersecurity domain, ensuring the Board's oversight is proactive and responsive. The Audit Committee actively participates in strategic decisions related to cybersecurity, offering guidance and approval for major initiatives. This involvement ensures that cybersecurity considerations are integrated into the broader strategic objectives of Mastech Digital, Inc. The Board of Directors conducts an annual review of the company's cybersecurity posture and the effectiveness of its risk management strategies. This review helps in identifying areas for improvement and ensuring the alignment of cybersecurity efforts with the overall risk management framework.

Risk Management Personnel

Primary responsibility for assessing, monitoring, and managing our cybersecurity risks rests with our CIO / CISO, Mr. Philippe Bourdon. With over 20 years of experience in the field of cybersecurity, Mr. Bourdon brings a wealth of expertise to his role as the Company's CIO / CISO. His background includes extensive experience as an enterprise CISO and is well-recognized within the industry. His in-depth knowledge and experience are instrumental in developing and executing our cybersecurity strategies. Our CIO / CISO oversees our governance programs, tests our compliance with standards, remediates known risks, and leads our employee training program.

Monitor Cybersecurity Incidents

The CIO / CISO is continually informed about the latest developments in cybersecurity, including potential threats and innovative risk management techniques. This ongoing knowledge acquisition is crucial for the effective prevention, detection, mitigation, and remediation of cybersecurity incidents. The CIO / CISO implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of advanced security measures and regular system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, the CIO / CISO is equipped with a well-defined incident response plan. This plan includes immediate actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents.

Reporting to Board of Directors

The CIO / CISO, in his capacity, regularly informs the Chief Financial Officer (CFO); our General Counsel; as well as the Chief Executive Officer (CEO) of all aspects related to cybersecurity risks and incidents. This ensures that the highest levels of management are kept abreast of the cybersecurity posture and potential risks facing Mastech Digital, Inc. Furthermore, significant cybersecurity matters, and strategic risk management decisions are escalated to the Board of Directors, ensuring that they have comprehensive oversight and can provide guidance on critical cybersecurity issues.

ITEM 2. PROPERTIES

Information regarding the principal properties leased by us and our subsidiaries as of December 31, 2023 is set forth below:

Location	Principal Use	Occupying Business Segment	Approximate Square Footage
Moon Township, Pennsylvania	Corporate headquarters, executive, human resources, sales, recruiting, marketing and finance	IT Staffing	11,500
Chicago, Illinois	Executive, sales and recruiting	IT Staffing	2,300
Atlanta, Georgia	Sales and marketing	Data and Analytics	2,700
Toronto, Canada	Human resources, sales, marketing and delivery	Data and Analytics	3,800
NOIDA, India	Sales and recruiting office	IT Staffing	39,900
Chennai, India	Sales and delivery center	Data and Analytics	35,400

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of our business, we are involved in a number of lawsuits and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, management believes, after consultation with legal counsel, that the disposition of these proceedings should not have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NYSE American under the symbol "MHH". We began trading "regular way" on the former American Stock Exchange ("AMEX") on October 1, 2008.

On March 1, 2024, we had 119 registered holders of record of our common stock. This figure excludes an estimate of the indeterminate number of beneficial holders whose shares may be held by brokerage firms and clearing agencies. We currently do not pay recurring dividends on our common stock.

On February 8, 2023, the Company announced that the Board of Directors had authorized a share repurchase program of up to 500,000 shares of the Company's common stock over a two-year period. Repurchases under the program may occur from time to time in the open market, through privately negotiated transactions, through block purchases or other purchase techniques, or by any combination of such methods, and the program may be modified, suspended or terminated at any time at the discretion of the Board of Directors. During the year ended December 31, 2023, the Company repurchased 67,699 shares of common stock at an average price of $9.10 per share under this program. Additionally, we do, from time to time, purchase shares to enable employees to satisfy their tax obligations related to the vesting of restricted stock, in accordance with the provisions of the Company's Stock Incentive Plan, as amended. During 2023 and 2022, the Company did not purchase any shares to satisfy such employee tax obligations.

A summary of our common stock repurchased during the quarter ended December 31, 2023 is set forth in the following table:

Period	Total Number of Shares Purchased (1)	Average Price per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under this Plan or Programs (1)
October 1, 2023 — October 31, 2023	—	$ —	—	437,639
November 1, 2023 — November 30, 2023 ...	5,338	$8.49	5,338	432,301
December 1, 2023 — December 31, 2023	—	$ —	—	432,301
Total	5,338	$8.49	5,338	432,301

(1) The Company did not repurchase any shares of its common stock during the quarter ended December 31, 2023, other than through this publicly announced repurchase program.

In October 2018, the Board of Directors of the Company approved the Mastech Digital, Inc. 2019 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan is intended to meet the requirements of Section 423 of the Code and required the approval of the Company's shareholders to be qualified under Section 423 of the Code. On May 15, 2019, the Company's shareholders approved the Stock Purchase Plan. Under the Stock Purchase Plan, 600,000 shares of common stock (subject to adjustment upon certain changes in the Company's capitalization) are available for purchase by eligible employees who become participants in the Stock Purchase Plan. The purchase price per share is 85% of the lesser of (i) the fair market value per share of common stock on the first day of the offering period, or (ii) the fair market value per share of common stock on the last day of the offering period. For the year ended December 31, 2023 and December 31, 2022, stock purchases under the Stock Purchase Plan totaled 25,646 and 23,789 shares at an average purchase price of $8.03 and $11.53, respectively. At December 31, 2023, there were 466,919 shares available for purchases under the Plan.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis should be read in conjunction with our Consolidated Financial Statements and accompanying Notes included in this Annual Report on Form 10-K.

This Management's Discussion and Analysis contains forward-looking statements that involve risks, uncertainties, and assumptions as described under the heading "Forward-Looking Statements" included in Part I of this Annual Report on Form 10-K. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under "Item 1A. Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview:

We are a provider of Digital Transformation IT Services to mostly large and medium-sized organizations.

Our portfolio of offerings includes data management and analytics services, other Digital Transformation services, such as digital learning services, and IT staffing services.

We operate in two reporting segments — Data and Analytics Services and IT Staffing Services. Our data and analytics services are marketed on a global basis under the brand "Mastech InfoTrellis" and are delivered largely on a project basis with on-site and offshore resources. These capabilities and expertise were acquired through our acquisition of InfoTrellis and enhanced and expanded subsequent to the acquisition. In October 2020, we acquired AmberLeaf Partners, Inc. ("AmberLeaf"), a Chicago-based customer experience consulting firm. This acquisition enhanced our capabilities in customer experience strategy and managed services offerings for a variety of Cloud-based enterprise applications across sales, marketing and customer services organizations. Our IT staffing business combines technical expertise with business process experience to deliver a broad range of staffing services in digital and mainstream technologies, as well as our other Digital Transformation services.

Both business segments provide their services across various industry verticals, including: financial services; government; healthcare; manufacturing; retail; technology; telecommunications; and transportation. In our Data and Analytics Services segment we evaluate our revenues and gross profits largely by service line. In our IT Staffing Services segment, we evaluate our revenues and gross profits largely by sales channel responsibility. This analysis within both our reporting segments is multi-purposed and includes technologies employed, client relationships, and geographic locations.

Economic Trends and Outlook

Generally, our business outlook is highly correlated to general North American economic conditions, particularly with respect to our IT Staffing Services segment. During periods of increasing employment and economic expansion, demand for our services tends to increase. Conversely, during periods of contracting employment and / or a slowing global economy, demand for our services tends to decline. With economic expansion in 2010 through 2019 activity levels improved. However, as economic conditions strengthened, we experienced increased tightness in the supply side (skilled IT professionals) of our businesses. These supply-side challenges pressured resource costs and to some extent gross margins. As we entered 2020, we were encouraged by continued growth in the domestic job markets and expanding U.S. and global economies. However, with the COVID-19 pandemic surfacing in the first quarter of 2020, we realized that economic growth would quickly turn into recessionary conditions, which had a material impact on activity levels in both of our business segments. In 2021, we were encouraged by the global roll-out of vaccination programs and signs of economic improvement, however, the proliferation of COVID-19 variants have caused some uncertainty and disruption in the global markets. In 2022 and 2023, COVID-19-related concerns seemed to subside, however, increased inflation,

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challenges in the financial sector related to increasing interest rates, and concerns about a possible recession created much uncertainty and impacted demand for our services in the second half of 2022 and the entire year of 2023. Entering 2024, while economic conditions in North American have shown signs of improvement, a level of uncertainty remains with respect to inflation and the potential of escalations of existing conflicts in the Middle East and Ukraine. Currently, it's difficult to predict how market conditions are going to unfold over the course of 2024 and beyond.

In addition to tracking general economic conditions in the markets that we service, a large portion of our revenues is generated from a limited number of clients (see Item 1A, the Risk Factor entitled "Our revenues are highly concentrated, and the loss of a significant client would adversely affect our business and revenues"). Accordingly, our trends and outlook are additionally impacted by the prospects and well-being of these specific clients. This "account concentration" factor may result in our results of operations deviating from the prevailing economic trends from time to time.

Within our IT Staffing Services segment, a larger portion of our revenues has come from strategic relationships with systems integrators. Additionally, many large end users of IT staffing services are employing MSP's to manage their contractor spending. Both of these dynamics may pressure our IT staffing gross margins in the future.

Recent growth in advanced technologies (social, cloud, analytics, mobility, automation) is providing opportunities within our IT Staffing Services segment. However, supply side challenges have proven to be acute with respect to many of these technologies.

Results of Operations

We operate and report our business in two reporting segments — Data and Analytics Services and IT Staffing Services.

Below is a tabular presentation of revenues and gross profit margins by segment for the periods discussed:

Revenues & Gross Margin by Segment
(Revenues in millions)

	Years Ended December 31,		
Revenues	**2023**	**2022**	**2021**
Data and Analytics Services	$ 34.4	$ 40.6	$ 38.3
IT Staffing Services	166.7	201.6	183.7
Total Revenues	**$201.1**	**$242.2**	**$222.0**
Gross Margin %			
Data and Analytics Services	43.5%	41.5%	48.4%
IT Staffing Services	21.6%	23.0%	22.3%
Total Gross Margin %	**25.4%**	**26.1%**	**26.8%**

Below is a tabular presentation of operating expenses by sales and marketing, operations, general and administrative, amortization of acquired intangible assets, employment-related claim, net of recoveries, goodwill impairment, severance expense, cybersecurity breach, revaluation of contingent consideration and acquisition transaction expense categories for the periods discussed:

Selling, General & Administrative ("SG&A") Expense Details
(Amounts in millions)

	Years Ended December 31,		
	2023	**2022**	**2021**
Data and Analytics Services Segment			
Sales and Marketing	$ 6.5	$ 5.9	$ 6.2
Operations	1.3	2.3	2.6
General & Administrative	8.9	5.4	4.5
Subtotal Data and Analytics Services	$16.7	$13.6	$13.3
IT Staffing Services Segment			
Sales and Marketing	$ 8.3	$ 9.5	$ 7.8
Operations	8.6	11.0	9.1
General & Administrative	13.1	12.5	11.2
Subtotal IT Staffing Services	$30.0	$33.0	$28.1
Amortization of Acquired Intangible Assets	$ 2.8	$ 3.0	$ 3.2
Employment-related Claim, net of Recoveries	3.1	—	—
Goodwill Impairment	5.3	—	—
Severance Expense	2.4	1.0	—
Cybersecurity Breach	—	0.4	—
Revaluation of Contingent Consideration	—	—	(2.9)
Acquisition Transaction Expenses	—	—	0.1
Total SG&A Expenses	$60.3	$51.0	$41.8

2023 Compared to 2022

Revenues

Revenues for the year ended December 31, 2023 totaled $201.1 million, compared to $242.2 million for the year ended December 31, 2022. This 17% decline in total revenues reflected a decrease in revenue of 15% in our Data and Analytics Services segment and a 17% revenue decrease in our IT Staffing Services segment. Both segments were impacted by economic uncertainty during the year.

Our Data and Analytics Services segment's revenue declines were largely due to client spending reductions on existing projects and assignment delays on new order bookings. Bookings in 2023 totaled $42 million, of which $19 million was secured in the fourth quarter. Order bookings in 2022 approximated $36 million. With respect to 2023 bookings, several orders were multi-year assignments, which generate revenues over multiple reporting periods.

Our IT Staffing Services segment's revenue decline was due to lower demand for our services as clients took a more conservative posture on spending, largely due to economic headwinds. Accordingly, our consultants-on-billing declined by 262-consultants in 2023 compared to a 53-consultant decrease in 2022. We ended 2023 with 946 consultants-on billing versus 1,208 consultants-on-billing at year-end 2022. Our average IT staffing bill rate for 2023 totaled $78.84 per hour compared to $80.64 per hour in 2022. This bill rate decline was due to lower rates on new assignments and was reflective of the type of skill sets that we deployed. Permanent placement / fee revenues totaled $0.8 million in 2023 compared to $2.1 million a year ago.

In both 2023 and 2022, we had one client that exceeded 10% of total revenues (CGI = 22.5% in 2023 and 22.2% in 2022, respectively). Our top ten clients represented 53% of total revenues in both 2023 and 2022. Additionally, our largest industry vertical, financial services, represented approximately 50% of total revenues in 2023 and 2022.

Gross Margin

Gross profit decreased to $51.0 million in 2023, compared to $63.2 million in 2022, a decrease of 19% on a year-over-basis. Gross profit as a percentage of revenue totaled 25.4% in 2023, compared to 26.1% in 2022.

Gross margins from our Data and Analytics Services segment were 43.5%, which was 200-basis points better than the 41.5% gross margins that we experienced in 2022. The improvement largely reflected better utilization in the 2023 period.

Gross margins in our IT Staffing Services segment were 21.6% in 2023 compared to 23.0% in 2022. This 140-basis point decline was due to lower permanent placement revenues in 2023 (80-basis point impact on gross margins) and higher medical claims related to our self-insured program in 2023 compared to 2022.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses in 2023 totaled $60.3 million and represented 30.0% of total revenues, compared to $51.0 million or 21.1% of revenues in 2022. When excluding the amortization of acquired intangible assets, employment-related claim, net of recoveries, goodwill impairment and severance expenses in 2023, and the amortization of acquired intangible assets, the cybersecurity breach and severance expenses in 2022, the adjusted SG&A expenses related to operations, as a percentage of revenues was 23.2% in 2023 versus 19.2% in 2022. The increase in SG&A as a percentage of revenues, excluding these items mentioned above, was largely due to higher sales and executive staff expenses in the Data and Analytics Services segment, offset by lower variable expenses in our IT Staffing Services segment.

Fluctuations within SG&A expense components during 2023 compared to 2022 included the following:

- Sales expense was $0.6 million lower in 2023 compared to the previous year. In the Data and Analytics Services segment, sales expense increased by $0.6 million due to an increase in sales staff and higher compensation expense in 2023. IT staffing sales expense decreased by $1.2 million and related to lower variable compensation and other variable expense items due to declining activity levels.

- Operations expense decreased by $3.4 million compared to 2022. In our Data and Analytics Services segment, operations expense decreased by $1.0 million due to lower staff headcount. Operations expense in our IT Staffing Services segment decreased by $2.4 million in 2023, due to recruitment staff reductions and lower compensation and other variable expenses — both reflective of lower activity levels in 2023.

- General & administrative expenses increased by $4.1 million in 2023 compared to 2022. Our Data and Analytics Services segment was responsible for $3.5 million of this increase due to higher executive staff and professional services expense related to an employment-related claim. The IT Staffing Services segment had higher general and administrative expenses in 2023 of $0.6 million compared to 2022, due to higher corporate-related expenses and an increase in cybersecurity expenditures.

- Amortization of acquired intangible assets was $2.8 million in 2023 versus $3.0 million in 2022. The decline reflected certain intangible assets being fully amortized prior to 2023.

- An employment-related claim expense, net of recoveries, totaled $3.1 million in 2023, compared to no expense in 2022.

- A goodwill impairment charge totaled $5.3 million in 2023, compared to no impairment charge in 2022. The 2023 charge pertained to our Data and Analytics Services segment.

- Severance expense totaled $2.4 million in 2023, compared to $1.0 million in 2022. Severance in both years largely related to executive leadership departures in our Data and Analytics Services segment.

- Cybersecurity breach totaled $0.4 million in 2022, compared to no expense in 2023.

Other Income / (Expense) Components

In 2023, other income / (expense) consisted of net interest income of $319,000 and foreign exchange losses of ($75,000). In 2022, other income / (expense) consisted of interest expense of ($358,000) and foreign exchange gains of $650,000. The decline in interest expense and increase in interest income was largely due to no outstanding borrowings in 2023 and a higher balance of cash on hand in 2023. Net foreign exchange gains (losses) in 2023 compared to 2022 reflected exchange rate variations between the Indian rupee and the Canadian dollar compared to the U.S. dollar.

Income Tax Expense

Income tax expense (benefit) for 2023 was ($1.9 million) and represented an effective tax rate on pre-tax (loss) of (21.0%) compared to $3.8 million in 2022, which represented an effective tax rate on pre-tax income of 30.3%. The unfavorable 2023 effective tax rate was largely due to shortfalls in expected tax benefits on stock options and state income taxes.

2022 Compared to 2021

Revenues

Revenues for the year ended December 31, 2022 totaled $242.2 million, compared to $222.0 million for the year ended December 31, 2021. This 9% increase in total revenues reflected revenue growth of 6% in our Data and Analytics Services segment and a 10% revenue increase in our IT Staffing Services segment. In our Data and Analytics Services segment, revenues declined in the second half of the year due to the lack of new client activity. Bookings in 2022 approximated $36 million, a marked decline over 2021. Our IT Staffing Services segment had 10% revenue growth, despite a 53-consultant decrease during the year compared to a 198-consultant increase in 2021. The 2022 consultant decline largely occurred during the fourth quarter. We ended 2022 with 1,208 consultants-on-billing versus 1,261 consultants-on-billing at year-end 2021. Our average IT staffing bill rate for 2022 totaled $80.64 per hour, a 6.6% increase compared to $75.66 per hour in 2021. This bill rate increase was due to higher rates on new assignments and was reflective of the type of skill sets that we deployed. Permanent placement / fee revenues totaled $2.1 million in 2022, up 75% from a year ago.

In both 2022 and 2021, we had one client that exceeded 10% of total revenues (CGI = 22.2% in 2022 and 15.0% in 2021, respectively). Our top ten clients represented 53% of total revenues in 2022 compared to 48% of total revenues in 2021.

Gross Margin

Gross profit increased to $63.2 million in 2022, compared to $59.4 million in 2021, an increase of 6% on a year-over-basis. Gross profit as a percentage of revenue totaled 26.1% in 2022, compared to 26.8% in 2021. The decrease in our gross margin percentage was entirely related to our Data and Analytics Services segment as gross margins declined by 690-basis points largely due to poor utilization and lower margins on several longer-term assignments related to compensation increases. Gross margins in our IT Staffing Services segment were 23.0% in 2022, compared to 22.3% in 2021. This 70-basis point improvement was due to better margins on new assignments and higher permanent placement revenues in 2022.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses in 2022 totaled $51.0 million and represented 21.1% of total revenues, compared to $41.8 million or 18.8% of revenues in 2021. When excluding the amortization of acquired intangible assets, severance expense, cybersecurity breach, revaluation of contingent consideration, and acquisition transaction expenses, the adjusted SG&A expenses related to operations, as a percentage of revenues was 19.2% in 2022 versus 18.6% in 2021. The increase in SG&A as a percentage of revenues, excluding these items mentioned above, was largely due to higher compensation and other variable expense increases in both of our business segments.

Fluctuations within SG&A expense components during 2022 compared to 2021 included the following:

- Sales expense was $1.4 million higher in 2022, compared to the previous year. In the Data and Analytics Services segment, sales expense decreased by $0.3 million due to lower variable compensation expense in 2022. IT staffing sales expense increased by $1.7 million and largely related to higher compensation, marketing and business travel expenses.

- Operations expense increased by $1.6 million compared to 2021. In our Data and Analytics Services segment, operations expense decreased by $0.3 million due to lower staff headcount. Operations expense in our IT Staffing Services segment increased by $1.9 million in 2022, largely due to higher recruitment staff and higher compensation and other variable expenses — both reflective of higher activity levels in the first half of 2022.

- General & administrative expenses increased by $2.2 million in 2022 compared to 2021. Our Data and Analytics Services segment was responsible for $0.9 million of this increase due to higher executive leadership staff headcount and higher compensation expense. The IT Staffing Services segment had higher general and administrative expenses in 2022 of $1.3 million compared to 2021 due to higher compensation expense and increases in travel and facility expenses.

- Amortization of acquired intangible assets was $3.0 million in 2022 versus $3.2 million in 2021. The decline reflected certain intangible assets being fully amortized in 2022.

- Severance expense totaled $1.0 million in 2022 related to our Data Analytics Services Segment. No severance expense was incurred in 2021.

- Cybersecurity breach totaled $0.4 million in 2022. There was no expense in 2021 for this item.

- The revaluation of a contingent consideration liability totaled a credit of $2.9 million in 2021 related to the AmberLeaf acquisition. No contingent consideration revaluations occurred in 2022.

- Acquisition transaction expense was $0 in 2022 and $0.1 million in 2021. The 2021 expense was related to an acquisition opportunity that was halted by us.

Other Income / (Expense) Components

In 2022, other income / (expense) consisted of interest expense of ($358,000) and foreign exchange gains of $650,000. In 2021, other income / (expense) consisted of interest expense of ($675,000) and foreign exchange losses of ($49,000). The decline in interest expense was largely due to lower outstanding borrowings. Net foreign exchange gains in 2022 compared to 2021 reflected exchange rate variations between the Indian rupee and the Canadian dollar compared to the U.S. dollar.

Income Tax Expense

Income tax expense for 2022 was $3.8 million and represented an effective tax rate on pre-tax income of 30.3%, compared to $4.7 million in 2021, which represented an effective tax rate on pre-tax income of 27.6%. The higher 2022 effective tax rate was due to an increase in our tax valuation allowance related to foreign net operating losses (NOL's) in Singapore, Ireland and the UK and higher state income taxes.

Liquidity and Capital Resources

Financial Conditions and Liquidity

On December 31, 2023, we had a cash balance on hand of $21.1 million, no bank debt outstanding and approximately $22.5 million of borrowing capacity under our existing credit facility. In anticipation of rising interest rates, we elected to prepay term loans in 2022. During 2023, we paid off our final $1.1 million of term loans, in addition to funding $0.3 million of capital expenditures and $0.6 million of common stock repurchases under our 500,000 share repurchase program announced by our Board of Directors in the first quarter of 2023.

Historically, we have funded our business needs with cash generation from operating activities. In the data and analytics services and IT staffing services industries, investment in operating working capital levels (defined as current assets excluding cash and cash equivalents minus current liabilities, excluding short-term borrowings) is a significant use of cash. Controlling our operating working capital levels by closely managing our accounts receivable balance is an important element of cash preservation. Our accounts receivable "days sales outstanding" measurement ("DSO") at year-end 2023 improved to 53-days compared to 59-days at year-end 2022. The improvement in the DSO measurement in 2023 was largely due to a lower DSO measurement in our solution-based data and analytics services business.

Cash provided by operating activities, our cash and cash equivalent balances on hand at December 31, 2023 and current availability under our existing credit facility are expected to be adequate to fund our business needs over the next 12 months, absent any major acquisition-related activities.

Below is a tabular presentation of cash flow activities for the periods discussed:

Cash Flows Activities	Years Ended December 31,		
	2023	2022	2021
	(Amounts in millions)		
Operating activities	$16.0	$ 12.6	$ 5.2
Investing activities	(0.2)	(0.8)	(2.1)
Financing activities	(1.6)	(10.4)	(4.1)

Operating Activities

Cash provided by (used in) operating activities for the years ended December 31, 2023, 2022 and 2021 totaled $16.0 million, $12.6 million and $5.2 million, respectively. In 2023, cash flows from operating activities included a net (loss) of ($7.1 million), non-cash charges of $10.6 million and decreases in operating working capital of $12.5 million. In 2022, cash flows from operating activities included net income of $8.7 million, non-cash charges of $6.8 million and increases in operating working capital or ($2.9 million). In 2021, cash flows from operating activities included net income of $12.2 million, non-cash charges of $4.7 million and increases in operating working capital of ($11.7 million). The 2023 reduction in operating working capital was due to lower accounts receivable, reflecting significant revenue declines during the year. The 2022 increase in operating capital largely reflected a $2.3 million repayment of the COVID-19 payroll tax deferment program. The 2021 increase in operating working capital reflected higher accounts receivable due to higher revenue levels and a $2.3 million repayment of the COVID-19 payroll tax deferment program.

We would expect operating working capital levels to increase should revenue grow in 2024. Accordingly, an increase in operating working capital would result in a reduction in cash generated from operating activities. We believe DSOs are currently at the lower range of our expectations and will likely increase marginally should our data and analytics services revenues grow disproportionately to our total revenues.

Investing Activities

Cash (used in) investing activities for the years ended December 31, 2023, 2022 and 2021 totaled ($0.2 million), ($0.8 million) and ($2.1 million), respectively. In 2023, cash (used in) investing activities consisted of ($0.3 million) of capital expenditures and a $0.1 million recovery of non-current office lease deposits. In 2022, cash (used in) investing activities consisted of ($0.8) of capital expenditures. In 2021, cash (used in) investing activities consisted of ($1.9 million) of capital expenditures and ($0.2 million) of additional non-current office lease deposits. In 2023, capital expenditures were largely limited to computer equipment. In 2022, capital expenditures related primarily to system upgrade expenditures. In 2021, capital expenditures related primarily to system upgrades and improvements to our data and analytics delivery center in Chennai, India.

Financing Activities

In 2023, cash (used in) financing activities totaled ($1.6 million) and included ($1.1 million) of debt repayments, ($0.6 million) of common stock repurchases, partially offset by proceeds from our issuance of common shares under our employee stock purchase plan. In 2022, cash (used in) financing activities totaled ($10.4 million) and included debt repayments of ($12.0 million) partially offset by proceeds from the exercise of stock options and the issuance of common stock related to the Company's employee stock purchase plan of $1.6 million. In 2021, cash (used in) financing activities totaled ($4.1 million) and included debt repayments of ($4.4 million) and the payment of deferred financing costs of ($0.2 million) related to our credit facility amendment, partially offset by proceeds from the exercise of stock options and the issuance of common stock related to the Company's employee stock purchase plan of $0.5 million.

2024 Primentor, Inc. Consulting Agreement

On January 12, 2024, the Company entered into a consulting agreement with Primentor, Inc. to provide strategic advisory and management consulting services, as well as any other business and organizational strategy services as the Board of Directors of the Company may reasonably request from time to time. During 2024, the Company will incur consulting expenses of approximately $1.0 million related to these services, which will impact our income from operations and cash flows. See Note 18 "Subsequent Event" to the Notes to the Consolidated Financial Statements, included in Item 8 herein.

2023 Employment-Related Claims Against the Company

As disclosed in Note 8 "Commitment and Contingencies" to the Notes to the Consolidated Financial Statements, included in Item 8 herein, a former employee who resigned from his employment with the Company in November 2022 asserted various employment-related claims against the Company. During the third quarter of 2023, the Company settled this claim for $3.1 million, net of recoveries, under the terms of a confidential settlement agreement. In addition to the settlement amount, we incurred approximately $0.9 million in professional services fees related to this matter during 2023. The settlement amount and the professional fees are included in selling, general and administrative expenses in the Consolidated Statements of Operations.

2022 Cybersecurity Breach

During 2022, we experienced a cybersecurity breach involving a single employee email account and which indirectly impacted two Mastech InfoTrellis clients. Our IT team identified the point of entry, decommissioned the affected laptop and email address, and changed email logins and passcodes for this email account. As a result of this incident, we engaged external advisors to validate our findings and remedial action steps. As part of this engagement, these advisors assisted us with a forensic analysis to determine whether any personally identifiable information ("PII") was compromised as a result of this breach. For any such PII data determined to have been compromised, these advisors assisted us in determining the appropriate compliance steps. We incurred a pre-tax charge of $450,000 in the third quarter 2022 related to this event, which includes the cost of engaging these external advisors and losses relating to the breach. This expense is included in selling, general and administrative expenses in the Consolidated Statements of Operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Inflation

We do not believe that inflation had a significant impact on our results of operations for the periods presented, although economic uncertainty, including the concerns of our clients and other companies with respect to inflationary conditions in North America and elsewhere, has had and may continue to have an adverse impact on the demand for our services. On an ongoing basis, we attempt to minimize any effects of inflation on our operating results by controlling operating costs and, whenever possible, seek to ensure that billing rates reflect increases in costs due to inflation.

In addition, refer to "Item 1A. Risk factors" in this annual report on Form 10-K for a discussion about risks that inflation directly or indirectly may pose to our business.

Seasonality

Our operations are generally not affected by seasonal fluctuations. However, our consultants' billable hours are affected by national holidays and vacation patterns. Accordingly, we typically have lower utilization rates and higher benefit costs during the fourth quarter. Additionally, assignment completions tend to be higher near the end of the calendar year, which largely impacts our revenue and gross profit performance during the subsequent quarter.

Critical Accounting Policies and Estimates

Certain accounting policies are particularly important to the portrayal of our financial position, results of operations and cash flows and require the application of significant judgment by management, and as a result, are subject to an inherent degree of uncertainty. In applying these policies, our management uses judgment to determine the appropriate assumptions to be used in the determination of certain estimates. These estimates are based on our historical experience, terms of existing contracts, observances of industry trends and other available information from outside sources, as appropriate. The following explains our most critical accounting policies. See the Notes to the Consolidated Financial Statements, contained in Item 8, of this Annual Report on Form 10-K for a complete description of our significant accounting policies.

Revenue Recognition

The Company recognizes revenue on time-and-material contracts over time as services are performed and expenses are incurred. Time-and-material contracts typically bill at an agreed-upon hourly rate, plus out-of-pocket expense reimbursement. Out-of-pocket expense reimbursement amounts vary by assignment, but historically on average represent less than 2% of the total contract revenues. Revenue is earned on a per transaction or labor hour basis, as that amount directly corresponds to the value of the Company's performance. Revenue recognition is negatively impacted by holidays and consultant vacation and sick days.

The Company recognizes revenue on fixed price contracts over time as services are rendered and uses a cost-based input method to measure progress. Determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. Under the cost-based input method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the client. The Company has determined that the cost-based input method provides a faithful depiction of the transfer of goods or services to the customer. Estimated losses are recognized immediately in the period in which current estimates indicate a loss. We record deferred revenues when cash payments are received or due in advance of our performance, including amounts which may be refundable.

The Company's time-and-material and fixed price revenue streams are recognized over time as the customer receives and consumes the benefits of the Company's performance as the work is performed.

In certain situations related to client direct hire assignments, where the Company's fee is contingent upon the hired resources' continued employment with the client, revenue is not fully recognized until such employment conditions are satisfied.

Accounts Receivable and Allowance for Credit Losses

The Company extends credit to clients based upon management's assessment of their creditworthiness. A substantial portion of the Company's revenue, and the resulting accounts receivable, are from Fortune 1000 companies, major systems integrators and other staffing organizations. The Company does not generally charge interest on delinquent accounts receivable.

Unbilled receivables represent amounts recognized as revenues based on services performed and, in accordance with the terms of the client contract, will be invoiced in a subsequent period.

Accounts receivable are reviewed periodically to determine the probability of loss. The Company records an allowance for credit losses when it is probable that the related receivable balance will not be collected based on historical collection experience, client-specific collection issues, and other matters the Company identifies in its collection monitoring.

Goodwill and Intangible Assets

Identifiable intangible assets are recorded at fair value as of the closing date when acquired in a business combination. Identifiable intangible assets related to acquisitions consisted of client relationships, covenants not-to-compete, trade names and technology, which are being amortized using the straight-line method over their estimated useful lives ranging from three years to twelve years, as more fully described in Note 3 "Goodwill and Other Intangible Assets, net" to the Notes to the Consolidated Financial Statements.

Excess purchase price over the fair value of net tangible assets and identifiable intangible assets acquired are recorded as goodwill. Goodwill is not amortized but is tested for impairment at least on an annual basis. If impairment is indicated, a write-down to fair value is recorded based on the excess of the carrying value of the reporting unit over its fair market value.

We review goodwill and intangible assets for impairment annually as of October 1st or more frequently if events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test is performed at the reporting unit (business segment) level. Determination of recoverability is based on the lowest level of identifiable estimated future discounted cash flows resulting from use of the assets and their eventual disposition. Measurement of any impairment loss is based on the excess carrying value of the reporting unit over their fair market value.

In conducting our annual impairment testing, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If not, no further goodwill impairment testing is required. If it is more likely than not that a reporting unit's fair value is less than its carrying amount, we are then required to perform a quantitative impairment test. We also may elect not to perform the qualitative assessment, and instead, proceed directly to the quantitative impairment test.

In 2023, 2022 and 2021, we performed quantitative impairment tests related to our IT Staffing Services segment, which includes our June 2015 acquisition of Hudson Global Resources Management, Inc.'s U.S. IT staffing business ("Hudson IT"). The results of each of these testing's indicated no impairment associated with the carrying amount of goodwill.

Additionally in 2023, 2022 and 2021, we performed quantitative impairment tests related to our Data and Analytics Services segment which includes the July 2017 acquisition of InfoTrellis and the October 2020 acquisition of AmberLeaf. The results of the 2022 and 2021 testing's indicated no impairment associated with the carrying amount of goodwill. On October 1, 2023, our annual impairment testing date, we did not identify an impairment. However, due to a triggering event in the fourth quarter related to declining revenue trends and lower future revenue projections, our December 31, 2023 testing results indicated impairment associated with the carrying amount of goodwill of $5.3 million. Accordingly, this goodwill impairment charge is reflected in selling, general and administrative expenses in the Company's Consolidated Statements of Operations in Item 8, herein.

Leases

Operating leases right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Since most of the Company's leases do not have an implicit borrowing rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our leases may include options allowing us in our sole discretion to extend or terminate the lease, and when it is reasonably certain that we will exercise those options, we will include those periods in our lease term. Variable costs, such as payments for insurance and tax payments, are expensed when the obligation for those payments is incurred.

Business Combinations

The Company accounts for acquisitions in accordance with guidance found in ASC 805, *Business Combinations* ("ASC 805"). This guidance requires consideration given (including contingent consideration), assets acquired and liabilities assumed to be valued at their fair market values at the acquisition date. The guidance further provides that: (1) in-process research and development will be recorded at fair value as an indefinite-lived intangible asset; (2) acquisition-related transaction costs will generally be expensed as incurred; (3) restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and (4) changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will effect income tax expense.

ASC 805 requires that any excess purchase price over fair value of assets acquired (including identifiable intangibles) and liabilities assumed be recognized as goodwill. Additionally, any excess fair value of acquired net assets over acquisition consideration results in a bargain purchase gain. Prior to recording a gain, the acquiring entity must reassess whether all acquired assets and assumed liabilities have been identified and must perform re-measurements to verify that the consideration paid, assets acquired and liabilities assumed have all been properly valued.

Stock-Based Compensation

In 2008, the Company adopted a Stock Incentive Plan (as amended to date, the "Plan") which, as amended, provides that up to 5,400,000 shares of the Company's common stock shall be allocated for issuance to directors, executive management and key personnel. Grants under the Plan can be made in the form of stock options, stock appreciation rights, performance shares or stock awards. The Plan is administered by the Compensation Committee of the Board of Directors. Stock options are granted at an exercise price equal to the closing share price of the Company's common stock at the grant date and generally vest over a three to five-year period.

In October 2018, the Board of Directors of the Company approved the Mastech Digital, Inc. 2019 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan is intended to meet the requirements of Section 423 of the Code and required the approval of the Company's shareholders to be qualified under Section 423 of the Code. On May 15, 2019, the Company's shareholders approved the Stock Purchase Plan. Under the Stock Purchase Plan, 600,000 shares of common stock (subject to adjustment upon certain changes in the Company's capitalization) are available for purchase by eligible employees who become participants in the Stock Purchase Plan. The purchase price per share is 85% of the lesser of (i) the fair market value per share of common stock on the first day of the offering period, or (ii) the fair market value per share of common stock on the last day of the offering period.

The Company accounts for stock-based compensation expense in accordance with ASC Topic 718 "*Share-based Payments*" which requires us to measure all share-based payments based on their estimated fair value and recognize compensation expense over the requisite service period. The fair value of our stock options and shares issued under the Company's Stock Purchase Plan is determined at the date of grant using the Black-Scholes option pricing model.

Income Taxes

The Company records an estimated liability for income and other taxes based on what management determines will likely be paid in the various tax jurisdictions in which we operate. Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent on various matters, including the resolution of the tax audits in the various affected tax jurisdictions, and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the amount recorded.

Management determines the Company's income tax provision using the asset and liability method. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company measures deferred tax assets and liabilities using enacted tax rates in effect for the year in which we expect to recover or settle the temporary differences. The effect of a change in tax rates on deferred taxes is recognized in the period that the change is enacted. The Company evaluates its deferred tax assets and records a valuation allowance when, in management's opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2023 and 2022, the Company provided a valuation allowance of $628,000 and $559,000, respectively, related to the uncertainty of the realization of foreign net operating losses ("NOL").

The Tax Cuts and Jobs Act of 2017 created a new requirement that certain income earned by foreign subsidiaries, known as global intangible low-tax income ("GILTI"), must be included in the gross income of their U.S. shareholder. The Financial Accounting Standards Board (the "FASB" allows an accounting policy election of either recognizing deferred taxes for temporary differences expected to reverse as GILTI in future years or recognizing such taxes as a current-period expense when incurred. We have elected to treat the tax effect of GILTI as a current-period expense as incurred.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, "*Accounting for Uncertainty in Income Taxes*". Accordingly, the Company has reported a liability for unrecognized tax benefits resulting from uncertain tax positions taken, or expected to be taken, in a tax return. As of December 31, 2023 and 2022, the Company provided $0 for uncertain tax positions, including interest and penalties, related to various federal and state income tax matters.

Contingent Consideration Liability

In connection with the AmberLeaf acquisition, the Company had an obligation to pay consideration that was contingent upon the achievement of specified revenue growth and EBITA margin objectives. As of the acquisition date, the Company recorded a contingent consideration liability of $2.9 million representing the estimated fair value of the contingent consideration that was expected to be paid. The fair value of the contingent consideration liability was estimated by utilizing a probability weighted simulation model to determine the fair value of contingent consideration.

We re-measured this liability and recorded changes in the fair value when it was more likely than not that the future payments had changed. Increases or decreases in the fair value of contingent consideration can result from changes in timing and amounts of revenue and earnings estimates.

No contingent consideration revaluation was recorded in 2023 and 2022. In 2021, the Company revalued the contingent consideration liability related to the AmberLeaf acquisition after determining that relevant conditions for payment of such liability were likely not to be satisfied. The revaluation resulted in a $2.9 million reduction to the contingent consideration liability. The credit is reflected in selling, general and administrative expenses in the Company's Consolidated Statements of Operations, in Item 8, herein. No contingent consideration liability remained outstanding as of December 31, 2023 and 2022.

Derivative Instruments and Hedging Activities — Interest Rate Swap Contracts

Concurrent with the Company's borrowings on July 13, 2017 under its credit facility, the Company entered into an interest-rate swap to convert the debt's variable interest rate to a fixed rate of interest. These swap contracts, which matured on April 1, 2021, were designated as a cash flow hedging instrument and qualified as effective hedges at inception under ASC Topic 815 "Derivatives and Hedging". These contracts were recognized on the balance sheet at fair value. The effective portion of the changes in fair value on these contracts is recorded in other comprehensive income (loss) and is reclassified into the Consolidated Statements of Operations as interest expense in the same period in which the underlying transaction affects earnings.

With respect to derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking such transactions. The Company evaluates hedge effectiveness at the time a contract is entered into and on an ongoing basis. If a swap contract is deemed ineffective, the change in the fair value of the derivative is recorded in the Consolidated Statement of Operations as interest expense.

During 2023 and 2022, we had no derivative instruments and hedging activities.

Foreign Currency Translation

The reporting currency of the Company and its subsidiaries is the U.S. dollar. The functional currency of the Company's subsidiary in Canada is the U.S. dollar because the majority of its revenue is denominated in U.S. dollars. The functional currency of the Company's Indian and European subsidiaries is their local currency. The results of operations of the Company's Indian and European subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's Indian and European subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within Shareholders' Equity. Gains and losses resulting from foreign currency transactions are included as a component of other income (expense), net in the Consolidated Statements of Operations. Foreign exchange (losses) of ($0.1 million) in 2023 and $0.6 million foreign exchange gains in 2022 were primary due to exchange rate variations between the Indian rupee and the U.S. dollar. Foreign exchange losses were not material in 2021.

Recently Issued Accounting Standards

Recent accounting pronouncements are described in Note 1 to the Consolidated Financial Statements contained in Item 8, herein.

ITEM 7A.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the inherent operational risks, the Company is exposed to certain market risks, primarily related to changes in interest rates and currency fluctuations.

Interest Rates

At December 31, 2023, we had no outstanding borrowings under our Credit Agreement with PNC Bank and certain other financial institution lenders (the "Credit Agreement") — Refer to Note 5 — "Credit Facility" in the Notes to Consolidated Financial Statements, included in Item 8 herein. A hypothetical 10% increase in interest rates would have no impact on our annual interest expense. As of December 31, 2023, the Company has no interest-rate hedge vehicles outstanding.

Currency Fluctuations

The reporting currency of the Company and its subsidiaries is the U.S. dollar. The functional currency of the Company's subsidiary in Canada is the U.S. dollar because the majority of its revenue is denominated in U.S. dollars. The functional currency of the Company's Indian and European subsidiaries is their local currency. The results of operations of the Company's Indian and European subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's Indian and European subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within Shareholders' Equity. Gains and losses resulting from foreign currency transactions are included as a component of other income (expense), net in the Consolidated Statements of Operations. A hypothetical 10% increase or decrease in overall foreign currency rates in 2023 would not have a material impact on our consolidated financial statements. As our international operations grow, we will continue to evaluate and reassess our approach to managing the risks relating to fluctuations in currency rates.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by this item are filed as part of this Annual Report on Form 10-K. See Index to Consolidated Financial Statements on page 47 of this Annual Report on Form 10-K.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying Consolidated Financial Statements of Mastech Digital, Inc. and subsidiaries have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America and necessarily include amounts based on management's best estimates and judgments.

The Company's Consolidated Financial Statements for the year ended December 31, 2023 have been audited by UHY LLP, an Independent Registered Public Accounting Firm. The Audit opinion is on page 48 of this Annual Report on Form 10-K.

The Board of Directors pursues its responsibility for the Company's financial reporting and accounting practices through its Audit Committee, all of the members of which are independent directors. The Audit Committee's duties include recommending to the Board of Directors the Independent Registered Public Accounting Firm to audit the Company's financial statements, reviewing the scope and results of the independent accountants' activities and reporting the results of the committee's activities to the Board of Directors. The Independent Registered Public Accounting Firm has met with the Audit Committee in the presence of management representatives to discuss the results of their audit work. Additionally, the Independent Registered Public Accounting Firm has direct access to the Audit Committee.

Vivek Gupta
President and Chief Executive Officer

John J. Cronin, Jr.
Chief Financial Officer

MASTECH DIGITAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	48
Consolidated Balance Sheets as of December 31, 2023 and 2022	50
Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021	51
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023, 2022 and 2021	52
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2023, 2022 and 2021	53
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021	54
Notes to Consolidated Financial Statements	55



UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Mastech Digital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mastech Digital, Inc. and Subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and Schedule II, Valuation and Qualifying Accounts listed in the index at item 15(2) (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mastech Digital, Inc. and Subsidiaries at December 31, 2023 and 2022, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to an account or disclosure that is material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter — Valuation of Goodwill

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company evaluates goodwill for impairment on an annual basis as of October 1 or more frequently if events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The goodwill balance as of December 31, 2023, was $27.2 million. The Company considers potential impairment by comparing the fair value of a reporting unit to its carrying value. Fair value is estimated by management using a discounted cash flow model. The Company recorded impairment expense totaling $5.3 million for the year ending December 31, 2023.

We identified goodwill impairment as a critical audit matter because of the significant judgments made by management to estimate the fair value of the reporting units. This required a high degree of auditor judgment and an increased extent of effort, including our need to involve valuation specialists, when performing audit procedures to evaluate the reasonableness of inputs into the discounted cash flow model driven by management's estimates and assumptions. Significant management estimates include forecasts for revenue, gross profit, long-term growth rates, and discount rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures performed to evaluate the reasonableness of management's estimates and assumptions included assessing the methodologies used by the Company and testing the significant assumptions used in the quantitative models. We compared current and prior year forecasts prepared by management to historical revenues and gross profit to evaluate the reasonableness of the assumptions and to evaluate management's ability to accurately forecast future revenues and gross profit. We evaluated historical trends in assessing the reasonableness of growth rate assumptions and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting units that would result from changes in these assumptions. We performed procedures to verify the mathematical accuracy of the calculations used by management. We involved our valuation specialists to assist us in identifying the significant assumptions underlying the models, assessing the rationale and supporting documents related to these assumptions, and determining the appropriateness and reasonableness of the methodologies employed. Furthermore, we assessed the appropriateness of the disclosures in the financial statements.

/s/ UHY LLP

We have served as the Company's auditor since 2008.

Farmington Hills, Michigan
March 15, 2024

MASTECH DIGITAL, INC.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	At December 31,	
	2023	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 21,147	$ 7,057
Accounts receivable, net of allowance for credit losses of $528 in 2023 and $444 in 2022	22,556	33,603
Unbilled receivables	7,259	8,719
Prepaid and other current assets	5,501	3,795
Total current assets	56,463	53,174
Equipment, enterprise software, and leasehold improvements, at cost:		
Equipment	3,012	2,790
Enterprise software	4,185	4,185
Leasehold improvements	753	732
	7,950	7,707
Less – accumulated depreciation and amortization	(6,037)	(5,042)
Net equipment, enterprise software, and leasehold improvements	1,913	2,665
Operating lease right-of-use assets, net	5,106	3,886
Deferred income taxes	793	—
Deferred financing costs, net	284	293
Non-current deposits	457	578
Goodwill, net of impairment	27,210	32,510
Intangible assets, net of amortization	13,001	15,773
Total assets	$105,227	$108,879
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ —	$ 1,100
Accounts payable	4,659	4,475
Accrued payroll and related costs	12,354	11,085
Current portion of operating lease liability	1,236	1,504
Other accrued liabilities	938	1,186
Deferred revenue	684	207
Total current liabilities	19,871	19,557
Long-term liabilities:		
Long-term operating lease liability, less current portion	3,843	2,294
Long-term accrued income taxes	69	105
Deferred income taxes	—	920
Total liabilities	23,783	22,876
Commitments and contingent liabilities (Note 8)		
Shareholders' equity:		
Preferred Stock, no par value; 20,000,000 shares authorized; none outstanding	—	—
Common Stock, par value $.01; 100,000,000 shares authorized and 13,312,568 shares issued as of December 31, 2023 and 13,269,118 shares issued as of December 31, 2022	133	133
Additional paid-in-capital	35,345	32,059
Retained earnings	52,415	59,553
Accumulated other comprehensive income (loss)	(1,644)	(1,555)
Treasury stock, at cost; 1,714,119 shares as of December 31, 2023 and 1,646,420 as of December 31, 2022	(4,805)	(4,187)
Total shareholders' equity	81,444	86,003
Total liabilities and shareholders' equity	$105,227	$108,879

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	Years Ended December 31,		
	2023	**2022**	**2021**
Revenues	$201,098	$242,238	$222,012
Cost of revenues	150,062	179,055	162,568
Gross profit	51,036	63,183	59,444
Selling, general and administrative expenses:			
Operating expenses	51,911	50,984	44,716
Impairment of goodwill	5,300	—	—
Employment-related claim, net of recoveries	3,100	—	—
Revaluation of contingent consideration liability	—	—	(2,882)
Total selling, general and administrative expenses	60,311	50,984	41,834
Income (loss) from operations	(9,275)	12,199	17,610
Interest income (expense), net	319	(358)	(675)
Other income (expense), net	(75)	650	(49)
Income (loss) before income taxes	(9,031)	12,491	16,886
Income tax expense (benefit)	(1,893)	3,779	4,665
Net income (loss)	$ (7,138)	$ 8,712	$ 12,221
Earnings (Loss) Per Share:			
Basic	$ (.61)	$ .75	$ 1.07
Diluted	$ (.61)	$ .72	$ 1.02
Weighted average common shares outstanding:			
Basic	11,613	11,588	11,436
Diluted	11,613	12,077	12,007

The accompanying notes are an integral part of these Consolidated Financial Statements.

MASTECH DIGITAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$(7,138)	$8,712	$12,221
Other comprehensive income (loss):			
Net unrealized gain on interest rate swap contracts	—	—	35
Foreign currency translation adjustments	(89)	(948)	(94)
Total pretax net unrealized (loss)	(89)	(948)	(59)
Income tax expense	—	—	9
Total other comprehensive (loss), net of taxes	(89)	(948)	(68)
Total comprehensive income (loss)	$(7,227)	$7,764	$12,153

The accompanying notes are an integral part of these Consolidated Financial Statements.

MASTECH DIGITAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Total Shareholders' Equity
Balances, December 31, 2020	$130	$25,509	$38,620	$(4,187)	$ (539)	$59,533
Net income	—	—	12,221	—	—	12,221
Employee common stock purchases	—	301	—	—	—	301
Other comprehensive (loss), net of taxes . .	—	—	—	—	(68)	(68)
Stock-based compensation expense	—	2,212	—	—	—	2,212
Stock options exercised	1	228	—	—	—	229
Balances, December 31, 2021	$131	$28,250	$50,841	$(4,187)	$ (607)	$74,428
Net income	—	—	8,712	—	—	8,712
Employee common stock purchases	—	263	—	—	—	263
Other comprehensive (loss), net of taxes . .	—	—	—	—	(948)	(948)
Stock-based compensation expense	—	2,225	—	—	—	2,225
Stock options exercised	2	1,321	—	—	—	1,323
Balances, December 31, 2022	$133	$32,059	$59,553	$(4,187)	$(1,555)	$86,003
Net (loss)	—	—	(7,138)	—	—	(7,138)
Employee common stock purchases	—	204	—	—	—	204
Other comprehensive (loss), net of taxes . .	—	—	—	—	(89)	(89)
Stock-based compensation expense	—	3,082	—	—	—	3,082
Purchase of treasury stock	—	—	—	(618)	—	(618)
Balances, December 31, 2023	$133	$35,345	$52,415	$(4,805)	$(1,644)	$81,444

The accompanying notes are an integral part of these Consolidated Financial Statements.

MASTECH DIGITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
OPERATING ACTIVITIES:			
Net income (loss)	$(7,138)	$ 8,712	$ 12,221
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	3,855	4,195	3,979
Bad debt expense	(30)	50	130
Interest amortization of deferred financing costs	73	73	82
Stock-based compensation expense	3,082	2,225	2,212
Deferred income taxes, net	(1,714)	655	1,061
Impairment of goodwill	5,300	—	—
Revaluation of contingent consideration liability	—	—	(2,882)
Operating lease assets and liabilities, net	75	(379)	173
Loss on disposition of fixed assets	1	—	9
Long-term accrued income taxes	(36)	(20)	(40)
Working capital items:			
Accounts receivable and unbilled receivables	12,537	1,021	(11,389)
Prepaid and other current assets	(1,718)	95	(2,544)
Accounts payable	186	(479)	2,365
Accrued payroll and related costs	1,276	(3,155)	(429)
Other accrued liabilities	(248)	(41)	202
Deferred revenue	477	(337)	66
Net cash flows provided by operating activities	15,978	12,615	5,216
INVESTING ACTIVITIES:			
Recovery of (payments for) non-current deposits	119	17	(199)
Capital expenditures	(335)	(835)	(1,895)
Proceeds from the sale of fixed assets	—	—	10
Net cash flows (used in) investing activities	(216)	(818)	(2,084)
FINANCING ACTIVITIES:			
(Repayments) on term loan facility	(1,100)	(12,000)	(4,400)
Proceeds from the issuance of common stock	204	263	301
Purchase of treasury stock	(618)	—	—
Payment of deferred financing costs	(64)	—	(223)
Proceeds from the exercise of stock options	—	1,323	229
Net cash flows (used in) financing activities	(1,578)	(10,414)	(4,093)
Effect of exchange rate changes on cash and cash equivalents	(94)	(948)	(94)
Net change in cash and cash equivalents	14,090	435	(1,055)
Cash and cash equivalents, beginning of period	7,057	6,622	7,677
Cash and cash equivalents, end of period	$21,147	$ 7,057	$ 6,622
SUPPLEMENTAL DISCLOSURE:			
Cash payments for interest expense	$ 43	$ 324	$ 623
Cash payments for income taxes	$ 1,356	$ 2,164	$ 3,831

The accompanying notes are an integral part of these Consolidated Financial Statements.

MASTECH DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   **Summary of Significant Accounting Policies:**

   Basis of Presentation

   References in this Annual Report on Form 10-K to "we", "our", "Mastech Digital", "Mastech" or "the Company" refer collectively to Mastech Digital, Inc. and its wholly-owned operating subsidiaries, which are included in these Consolidated Financial Statements (the "Financial Statements").

   Description of Business

   We are a provider of Digital Transformation IT Services to mostly large and medium-sized organizations.

   Our portfolio of offerings includes data management and analytics services; digital learning services; and IT staffing services.

   With our 2017 acquisition of the services division of Canada-based InfoTrellis, Inc., we added specialized capabilities in delivering data and analytics services to our customers, which became our Data and Analytics Services segment. This segment offers project-based consulting services in the areas of data management, data engineering and data science, with such services delivered using on-site and offshore resources. In October 2020, we acquired AmberLeaf Partners, Inc. ("AmberLeaf"), a Chicago-based customer experience consulting firm. This acquisition expanded our Data and Analytics Services segment's capabilities in customer experience strategy and managed services offering for a variety of Cloud-based enterprise applications across sales, marketing and customer services organizations.

   Our IT staffing segment combines technical expertise with business process experience in a broad range of staffing services in digital and mainstream technologies, which can be delivered onshore as well as offshore. Our digital technologies include data management, analytics, cloud, mobility, social and artificial intelligence. We work with businesses and institutions with significant IT spending and recurring staffing service needs. We also support smaller organizations with their "project focused" temporary IT staffing requirements.

   The COVID-19 pandemic had a material impact on activity levels in both of our business segments in 2020. This impact was reduced in 2021 as a result of the global roll-out of vaccination programs and signs of improving economic conditions. COVID-19 related concerns have been less impactful on our business in 2022 and 2023. Still, the proliferation of COVID-19 variants have caused some uncertainty and could continue to disrupt global markets in 2024 and beyond.

   Accounting Principles

   The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

   Principles of Consolidation

   The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

   Use of Estimates

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash and highly liquid debt investments with maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates market value.

Accounts Receivable and Unbilled Receivables

The Company extends credit to clients based upon management's assessment of their creditworthiness. A substantial portion of the Company's revenue, and the resulting accounts receivable, are from Fortune 1000 companies, major systems integrators and other staffing organizations. The Company does not generally charge interest on delinquent accounts receivable.

Unbilled receivables represent amounts recognized as revenues based on services performed and, in accordance with the terms of the client contract, will be invoiced in a subsequent period.

See Note 2 "Revenue from Contracts with Customers" for further details.

Allowance for Credit Losses

Accounts receivable are reviewed periodically to determine the probability of loss. The Company records an allowance for credit losses when it is probable that the related receivable balance will not be collected based on historical collection experience, client-specific collection issues, and other matters the Company identifies in its collection monitoring.

A reconciliation of the beginning and ending amounts of allowance for credit losses for the three years ended December 31, 2023 is as follows:

	Balance at beginning of period	Charged to expense (credited)	Recoveries/ (Write-offs)	Balance at end of period
	(Amounts in thousands)			
Year ended December 31, 2023	$444	$ (30)	$ 114	$528
Year ended December 31, 2022	375	50	19	444
Year ended December 31, 2021	413	130	(168)	375

Equipment, Enterprise Software and Leasehold Improvements

Equipment, enterprise software and leasehold improvements are stated at historical cost. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of (a) the remaining term of the lease or (b) the estimated useful life of the improvements. Repairs and maintenance, which do not extend the useful life of the respective assets, are charged to expense as incurred. Upon disposal, assets and related accumulated depreciation are removed from the Company's accounts and the resulting gains or losses are reflected in the Company's Consolidated Statement of Operations.

The estimated useful lives of depreciable assets are primarily as follows:

Laptop Computers	3-4 years
Equipment	3-5 years
Enterprise Software	3-5 years

The Company capitalizes certain external and internal computer software and software development costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing and installation activities. Capitalized costs include only external direct cost of material and services consumed in developing or obtaining internal-use software, and payroll and payroll-related costs for employees who are directly associated with and devote time to the internal-use software project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality.

The Company capitalized approximately $1.0 million in 2021 and $0.3 million in 2022 related to an expanded implementation of its enterprise software application to its Data and Analytics business segment, which was placed in service on April 1, 2022. The Company started amortizing these costs commencing with their go-live implementation dates.

Depreciation and amortization expense related to fixed assets totaled $1,083,000, $1,208,000 and $809,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

Goodwill and Intangible Assets

Identifiable intangible assets are recorded at fair value as of the closing date when acquired in a business combination. Identifiable intangible assets related to acquisitions consisted of client relationships, covenants not-to-compete, trade names and technology, which are being amortized using the straight-line method over their estimated useful lives ranging from three years to twelve years, as more fully described in Note 3 "Goodwill and Other Intangible Assets, net" to the Notes to the Consolidated Financial Statements.

Excess purchase price over the fair value of net tangible assets and identifiable intangible assets acquired are recorded as goodwill. Goodwill is not amortized but is tested for impairment at least on an annual basis. If impairment is indicated, a write-down to fair value is recorded based on the excess of the carrying value of the reporting unit over its fair market value.

We review goodwill and intangible assets for impairment annually as of October 1st or more frequently if events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test is performed at the reporting unit level. Determination of recoverability is based on the lowest level of identifiable estimated future discounted cash flows resulting from use of the assets and their eventual disposition. Measurement of any impairment loss is based on the excess carrying value of the reporting unit over their fair market value.

In conducting our annual impairment testing, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If not, no further goodwill impairment testing is required. If it is more likely than not that a reporting unit's fair value is less than its carrying amount, we are then required to perform a quantitative impairment test. We also may elect not to perform the qualitative assessment, and instead, proceed directly to the quantitative impairment test.

In 2023, 2022 and 2021, we performed quantitative impairment tests related to our IT Staffing Services segment, which includes the June 2015 acquisition of Hudson Global Resources Management, Inc.'s U.S. IT staffing business ("Hudson IT"). The results of each of these testing's indicated no impairment associated with the carrying amount of goodwill.

Additionally in 2023, 2022 and 2021, we performed quantitative impairment tests related to our Data and Analytics Services segment which includes the July 2017 acquisition of InfoTrellis and the October 2020 acquisition of AmberLeaf. The results of these 2022 and 2021 testing's indicated no impairment associated with the carrying amount of goodwill. On October 1, 2023, our annual impairment testing date, we did not identify an impairment. However, due to a triggering event in the fourth quarter related to declining revenue trends and lower future revenue projections, our December 31, 2023 testing results indicated impairment associated with the carrying amount of goodwill of $5.3 million. Accordingly, this goodwill impairment charge is reflected in selling, general and administrative expenses in the Company's Consolidated Statements of Operations in Item 8, herein.

Business Combinations

The Company accounts for acquisitions in accordance with guidance found in ASC 805, *Business Combinations* ("ASC 805"). This guidance requires consideration given (including contingent consideration), assets acquired and liabilities assumed to be valued at their fair market values at the acquisition date. The guidance further provides that: (1) in-process research and development will be recorded at fair value as an indefinite-lived intangible asset; (2) acquisition-related transaction costs will generally be expensed as incurred; (3) restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and (4) changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will effect income tax expense.

ASC 805 requires that any excess purchase price over fair value of assets acquired (including identifiable intangibles) and liabilities assumed be recognized as goodwill. Additionally, any excess fair value of acquired net assets over acquisition consideration results in a bargain purchase gain. Prior to recording a gain, the acquiring entity must reassess whether all acquired assets and assumed liabilities have been identified and must perform re-measurements to verify that the consideration paid, assets acquired and liabilities assumed have all been properly valued.

Leases

Leases Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Since most of the Company's leases do not have an implicit borrowing rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our leases may include options allowing us in our sole discretion to extend or terminate the lease, and when it is reasonably certain that we will exercise those options, we will include those periods in our lease term. Variable costs, such as payments for insurance and tax payments, are expensed when the obligation for those payments is incurred.

Income Taxes

The Company records an estimated liability for income and other taxes based on what management determines will likely be paid in the various tax jurisdictions in which we operate. Management uses its best judgment in the determination of these amounts. However, the liabilities ultimately realized and paid are dependent on various matters, including the resolution of the tax audits in the various affected tax jurisdictions, and may differ from the amounts recorded. An adjustment to the estimated liability would be recorded through income in the period in which it becomes probable that the amount of the actual liability differs from the amount recorded.

Management determines the Company's income tax provision using the asset and liability method. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company measures deferred tax assets and liabilities using enacted tax rates in effect for the year in which we expect to recover or settle the temporary differences. The effect of a change in tax rates on deferred taxes is recognized in the period that the change is enacted. The Company evaluates its deferred tax assets and records a valuation allowance when, in management's opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2023, 2022 and 2021, the Company provided a valuation allowance of $628,000, $559,000 and $311,000, respectively, related to the uncertainty of the realization of foreign net operating losses ("NOL").

The Tax Cuts and Jobs Act of 2017 ("TCJA") created a new requirement that certain income earned by foreign subsidiaries, known as global intangible low-tax income ("GILTI"), must be included in the gross income of their U.S. shareholder. The FASB allows an accounting policy election of either recognizing deferred taxes for temporary differences expected to reverse as GILTI in future years or recognizing such taxes as a current-period expense when incurred. We have elected to treat the tax effect of GILTI as a current-period expense as incurred.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, "*Accounting for Uncertainty in Income Taxes*". Accordingly, the Company has reported a liability for unrecognized tax benefits resulting from uncertain tax positions taken, or expected to be taken, in a tax return. As of December 31, 2023 and 2022, the Company provided $0 and $0 for uncertain tax positions, including interest and penalties, related to various federal and state income tax matters.

The income tax returns of the Company's Canadian subsidiary for the 2018 and 2019 tax years are currently under audit by the Canadian taxing authorities.

Deferred Financing Costs

The Company capitalizes expenses directly related to securing and amending its credit facilities. These deferred costs are amortized as interest expense over the term of the underlying credit facilities. Unamortized deferred financing costs are shown as a non-current asset in the Consolidated Balance Sheets.

Contingent Consideration Liability

In connection with the AmberLeaf acquisition in 2020, the Company had an obligation to pay consideration that was contingent upon the achievement of specified revenue growth and EBITDA margin objectives. As of the acquisition date, the Company recorded a contingent consideration liability of $2.9 million representing the estimated fair value of the contingent consideration that was expected to be paid. The fair value of the contingent consideration liability was estimated by utilizing a probability weighted simulation model to determine the fair value of contingent consideration.

We re-measured this liability and recorded changes in the fair value when it was more likely than not that the future payments had changed. Increases or decreases in the fair value of contingent consideration can result from changes in timing and amounts of revenue and earnings estimates.

No contingent consideration revaluation was recorded in 2023 or 2022. In 2021, the Company revalued the contingent consideration liability related to the AmberLeaf acquisition after determining that relevant conditions for payment of such liability were likely not to be satisfied. The revaluation resulted in a $2.9 million reduction in the contingent consideration liability. The credit is reflected in selling, general and administrative expenses in the Company's Consolidated Statements of Operations, in Item 8, herein. No contingent consideration liability remained outstanding as of December 31, 2023 and 2022.

Segment Reporting

The Company has two reportable segments, in accordance with ASC Topic 280 "Disclosures About Segments of an Enterprise and Related Information": Data and Analytics and IT Staffing Services.

Revenue Recognition

The Company recognizes revenue on time-and-material contracts over time as services are performed and expenses are incurred. Time-and-material contracts typically bill at an agreed upon hourly rate, plus out-of-pocket expense reimbursement. Out-of-pocket expense reimbursement amounts vary by assignment, but on average represent less than 2% of the total contract revenues. Revenue is earned on a per transaction or labor hour basis, as that amount directly corresponds to the value of the Company's performance. Revenue recognition is negatively impacted by holidays and consultant vacation and sick days.

The Company recognizes revenue on fixed price contracts over time as services are rendered and uses a cost-based input method to measure progress. Determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. Under the cost-based input method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Incurred cost represents work performed, which corresponds with, and thereby best depicts, the transfer of control to the client. The Company has determined that the cost-based input method provides a faithful depiction of the transfer of goods or services to the customer. Estimated losses are recognized immediately in the period in which current estimates indicate a loss. We record deferred revenues when cash payments are received or due in advance of our performance, including amounts which may be refundable.

The Company's time-and-material and fixed price revenue streams are recognized over time as the customer receives and consumes the benefits of the Company's performance as the work is performed.

In certain situations related to client direct hire assignments, where the Company's fee is contingent upon the hired resources' continued employment with the client, revenue is not fully recognized until such employment conditions are satisfied.

Stock-Based Compensation

In 2008, the Company adopted a Stock Incentive Plan (as amended to date, the "Plan") which provides that up to 5,400,000 shares of the Company's common stock shall be allocated for issuance to directors, executive management and key personnel. Grants under the Plan can be made in the form of stock options, stock appreciation rights, performance shares or stock awards. The Plan is administered by the Compensation Committee of the Board of Directors. Stock options are granted at an exercise price equal to the closing share price of the Company's common stock at the grant date and generally vest over a three to five-year period.

In 2018, the Company adopted the Mastech Digital, Inc. 2019 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan is intended to meet the requirements of Section 423 of the Code and required the approval of the Company's shareholders to be qualified under Section 423 of the Code. In 2019, the Company's shareholders approved the Stock Purchase Plan. Under the Stock Purchase Plan, 600,000 shares of common stock (subject to adjustment upon certain changes in the Company's capitalization) are available for purchase by eligible employees who become participants in the Stock Purchase Plan. The purchase price per share is 85% of the lesser of (i) the fair market value per share of common stock on the first day of the offering period, or (ii) the fair market value per share of common stock on the last day of the offering period.

The Company accounts for stock-based compensation expense in accordance with ASC Topic 718 "*Share-based Payments*" which requires us to measure all share-based payments based on their estimated fair value and recognize compensation expense over the requisite service period. The fair value of our stock options and shares issued under the Company's Stock Purchase Plan is determined at the date of grant using the Black-Scholes option pricing model.

Treasury Stock

On February 8, 2023, the Company announced that the Board of Directors authorized a share repurchase program of up to 500,000 shares of the Company's common stock over a two-year period. Repurchases under the program may occur from time to time in the open market, through privately negotiated transactions, through block purchases or other purchase techniques, or by any combination of such methods, and the program may be modified, suspended or terminated at any time at the discretion of the Board of Directors. During 2023, the Company repurchased 67,699 shares of common stock at an average price of $9.10 per share under this program. Additionally, the Company makes stock purchases from time to time to satisfy employee tax obligations related to its Stock Incentive Plan. During 2023 and 2022, the Company did not purchase any shares to satisfy such employee tax obligations.

At December 31, 2023, the Company held 1.7 million shares in its treasury at a cost of approximately $4.8 million. At December 31, 2022, the Company held 1.6 million shares in its treasury at a cost of approximately $4.2 million.

Comprehensive Income (Loss)

Comprehensive income (loss) as presented in the Consolidated Statements of Comprehensive Income (Loss) consists of net income (loss), unrealized gains or losses, net of tax, on cash flow hedging transactions and foreign currency translation adjustments.

Derivative Instruments and Hedging Activities — Interest Rate Swap Contracts

Concurrent with the Company's borrowings on July 13, 2017 under its credit facility, the Company entered into an interest-rate swap to convert the debt's variable interest rate to a fixed rate of interest. These swap contracts, which matured on April 1, 2021, were designated as cash flow hedging instruments and qualified as effective hedges at inception under ASC Topic 815, "Derivatives and Hedging". These contracts were recognized on the balance sheet at fair value. The effective portion of the changes in fair value on these contracts was recorded in other comprehensive income (loss) and was reclassified into the Consolidated Statements of Operations as interest expense in the same period in which the underlying transaction affected earnings.

With respect to derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking such transactions. The Company evaluates hedge effectiveness at the time a contract is entered into and on an ongoing basis. If a swap contract is deemed ineffective, the change in the fair value of the derivative is recorded in the Consolidated Statement of Operations as interest expense.

At December 31, 2023 and 2022 no derivative instruments were outstanding.

Foreign Currency Translation

The reporting currency of the Company and its subsidiaries is the U.S. dollar. The functional currency of the Company's subsidiary in Canada is the U.S. dollar because the majority of its revenue is denominated in U.S. dollars. The functional currency of the Company's Indian and European subsidiaries is their local currency. The results of operations of the Company's Indian and European subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's Indian and European subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within Shareholders' Equity. Gains and losses resulting from foreign currency transactions are included as a component of other income (expense), net in the Consolidated Statements of Operations. Foreign exchange gains of $650,000 in 2022 were primarily due to exchange rate variations between the Indian rupee and the U.S. dollar. Foreign exchange gains and losses were not material in 2023 and 2021.

Earnings (Loss) Per Share

Basic earnings (loss) per share are computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share are computed using the weighted-average number of common shares outstanding during the period, plus the incremental shares outstanding assuming the exercise of dilutive stock options and the vesting of restricted shares and performance shares, calculated using the treasury stock method. For the year ended December 31, 2023, all stock options and restricted shares were anti-dilutive and excluded from the computation of diluted (loss) per share due to the net loss.

Recently Issued Accounting Standards

Recently Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". The amendments in this ASU require that an entity (acquirer) recognize, and measure contract assets and contract liabilities acquired in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers, as if it had originated the contracts as of the acquisition date. The amendments in this ASU are effective for annual and interim periods beginning after December 15, 2022. We adopted this ASU on January 1, 2023 with no material impact on our financial statements

Recent Accounting Pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". The amendments in this ASU require disclosure of incremental segment information on an annual and interim basis. Additional disclosures include significant segment expenses that are part of segment profit or loss; the title and position of the chief operating decision maker; and how the chief operating decision maker uses segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments in this ASU are effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect this ASU to have a material impact on its financial statements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". The amendments in this ASU enhance the transparency and usefulness of income tax disclosures. Additional disclosures include specific rate reconciliation categories; additional disclosure for reconciling items that meet a quantitative threshold; and federal, state and foreign income taxes paid by individual jurisdiction. The amendments in this ASU are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company does not expect this ASU to have a material impact on its financial statements.

A variety of proposed or otherwise potential accounting standards are currently under consideration by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, management has not yet determined the effect, if any that the implementation of such proposed standards would have on the Company's consolidated financial statements.

2. **Revenue from Contracts with Customers**

The Company recognizes revenue on time-and-material contracts over time as services are performed and expenses are incurred. Time-and-material contracts typically bill at an agreed-upon hourly rate, plus out-of-pocket expense reimbursement. Out-of-pocket expense reimbursement amounts vary by assignment, but on average represent less than 2% of total revenues.

The Company's time-and-material and fixed price revenue streams are recognized over time as the customer receives and consumes the benefits of the Company's performance as the work is performed.

In certain situations related to client direct hire assignments, where the Company's fee is contingent upon the hired resources continued employment with the client, revenue is not fully recognized until such employment conditions are satisfied.

The Company recognizes revenue on fixed price contracts over time as services are rendered and uses a cost-based input method to measure progress. Determining a measure of progress requires management to make judgments that affect the timing of revenue recognized.

We do not sell, lease or otherwise market computer software or hardware, and essentially 100% of our revenue is derived from the sale of data and analytics, IT staffing and Digital Transformation services. We expense sales commissions in the same period in which revenues are realized. These costs are recorded within selling, general and administrative expenses.

Each contract the Company enters into is assessed to determine the promised services to be performed and includes identification of the performance obligations required by the contract. In substantially all of our contracts, we have identified a single performance obligation for each contract either because the promised services are distinct, the contract qualifies as a series, or the promised services are highly interrelated and interdependent and therefore represent a combined single performance obligation.

Our Data and Analytics Services segment provides specialized capabilities in delivering data management and analytics services to customers globally. This business offers project-based consulting services in the areas of Master Data Management, Enterprise Data Integration, Big Data, Analytics and Digital Transformation, which can be delivered using on-site and offshore resources.

Our IT staffing segment combines technical expertise with business process experience in a broad range of staffing services in digital and mainstream technologies, which can be delivered onshore as well as offshore. Our digital technology stack includes data management and analytics, cloud, mobility, social and automation. Our mainstream technologies include business intelligence / data warehousing; web services; enterprise resource planning & customer resource management; and e-Business solutions. We work with businesses and institutions with significant IT-spend and recurring staffing needs. We also support smaller organizations with their "project focused" temporary IT staffing requirements. In late 2023, we expanded our service offerings to include engineering staffing services. Substantially all of our revenue is recognized over time.

The following table depicts the disaggregation of our revenues by contract type and operating segment:

	Years Ended December 31,		
	2023	**2022**	**2021**
	(Amounts in thousands)		
Data and Analytics Services Segment			
Time-and-material Contracts	$ 25,307	$ 26,911	$ 25,224
Fixed-price Contracts	9,051	13,683	13,115
Subtotal Data and Analytics Services	**$ 34,358**	**$ 40,594**	**$ 38,339**
IT Staffing Services Segment			
Time-and-material Contracts	$166,740	$201,644	$183,673
Fixed-price Contracts	—	—	—
Subtotal IT Staffing Services	**$166,740**	**$201,644**	**$183,673**
Total Revenues	**$201,098**	**$242,238**	**$222,012**

The Company had one client that exceeded 10% of total revenues in 2023, 2022 and 2021 (CGI = 22.5%, 22.2% and 15.0%, respectively). Additionally, CGI accounted for 27.0% and 30.9% of the Company's accounts receivable balance at December 31, 2023 and 2022, respectively.

The Company's top ten clients represented approximately 53%, 53% and 48% of total revenues in 2023, 2022 and 2021, respectively. Additionally, our largest industry vertical, financial services, represented approximately 50% of total revenues in 2023 and 2022, and approximately 45% in 2021.

The following table presents our revenue from external customers disaggregated by geography, based on the work location of our customers:

	Years Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
United States	$197,246	$236,187	$214,379
Canada	2,474	4,215	4,543
India and Other	1,378	1,836	3,090
Total	**$201,098**	**$242,238**	**$222,012**

Contract assets, shown as unbilled receivables in the Consolidated Balance Sheets, primarily relate to the right to consideration for work completed, but not billed at the reporting date on contracts with customers. The contract assets are transferred to receivables when the rights become unconditional. Contract liabilities, shown as deferred revenue in the Consolidated Balance Sheets, primarily relate to contracts where advance payments or deposits have been received, but performance obligations have not yet been satisfied and revenue has not been recognized.

The following table presents the Company's net accounts receivable from customers, contract assets and contract liabilities:

	December 31,	
	2023	2022
	(Amounts in thousands)	
Receivables from contracts, beginning of year	$33,603	$34,153
Receivables from contracts, end of year	$22,556	$33,603
Contract assets, beginning of year	$ 8,719	$ 9,240
Contract assets, end of year	$ 7,259	$ 8,719
Contract liabilities, beginning of year	$ 207	$ 544
Contract liabilities, end of year	$ 684	$ 207

As the majority of our contracts are one year or less when considering cancellation options, we have utilized the optional exemption under ASC 606-10-50-14 to not disclose information about the remaining performance obligations for contracts which have original expected durations of one year or less.

3. Goodwill and Other Intangible Assets, net

Goodwill of $8.4 million related to our IT Staffing Services segment resulted from the 2015 acquisition of Hudson IT. Goodwill related to our Data and Analytics Services segment includes our 2017 acquisition of the services division of InfoTrellis, which totaled $27.4 million, and our 2020 acquisition of AmberLeaf, which totaled $6.4 million. The Company recorded a $5.3 million goodwill impairment related to the Data and Analytics Services segment in 2023 and a $9.7 million goodwill impairment in 2018. The impairments were primarily attributable to declines in revenue levels and lower future revenue projections.

A reconciliation of the beginning and ending amounts of goodwill by operating segment for the three years ended December 31, 2023 is as follows:

| | Years Ended December 31, | | |
	2023	2022	2021
	(Amounts in thousands)		
IT Staffing Services:			
Beginning balance	$8,427	$8,427	$8,427
Goodwill recorded	—	—	—
Impairment	—	—	—
Ending balance	$8,427	$8,427	$8,427

| | Years Ended December 31, | | |
	2023	2022	2021
	(Amounts in thousands)		
Data and Analytics Services:			
Beginning balance	$24,083	$24,083	$24,083
Goodwill recorded	—	—	—
Impairment	(5,300)	—	—
Ending balance	$18,783	$24,083	$24,083

The Company is amortizing the identifiable intangible assets on a straight-line basis over estimated average lives ranging from 3 to 12 years. Identifiable intangible assets were comprised of the following as of December 31, 2023 and 2022:

| | As of December 31, 2023 | | | |
(Amounts in thousands)	Amortization Period (In Years)	Gross Carrying Value	Accumulative Amortization	Net Carrying Value
IT Staffing Services:				
Client relationships	12	$ 7,999	$ 5,694	$ 2,305
Covenant-not-to-compete	5	319	319	—
Trade name	3	249	249	—
Data and Analytics Services:				
Client relationships	12	19,641	9,776	9,865
Covenant-not-to-compete	5	1,201	1,047	154
Trade name	5	1,711	1,539	172
Technology	7	1,979	1,474	505
Total Intangible Assets		$33,099	$20,098	$13,001

(Amounts in thousands)	As of December 31, 2022			
	Amortization Period (In Years)	Gross Carrying Value	Accumulative Amortization	Net Carrying Value
IT Staffing Services:				
Client relationships	12	$ 7,999	$ 5,027	$ 2,972
Covenant-not-to-compete	5	319	319	—
Trade name	3	249	249	—
Data and Analytics Services:				
Client relationships	12	19,641	8,140	11,501
Covenant-not-to-compete	5	1,201	959	242
Trade name	5	1,711	1,441	270
Technology	7	1,979	1,191	788
Total Intangible Assets		$33,099	$17,326	$15,773

Amortization expense for the years ended December 31, 2023, 2022 and 2021 totaled $2.8 million, $3.0 million and $3.2 million, respectively and is included in selling, general and administrative expenses in the Consolidated Statement of Operations.

The estimated aggregate amortization expense for intangible assets for the years ending December 31, 2024 through 2028 is as follows:

	Years Ended December 31,				
	2024	2025	2026	2027	2028
	(Amounts in thousands)				
Amortization expense	$2,693	$2,553	$2,413	$2,025	$1,637

4. Cash and Cash Equivalents

The Company had cash and cash equivalents consisting of cash balances on hand and money market funds that totaled $21.1 million at December 31, 2023 and $7.1 million at December 31, 2022. There were no restrictions on the Company’s cash balances during the periods presented.

5. Credit Facility

On July 13, 2017, the Company entered into a Credit Agreement (the “Credit Agreement”) with PNC Bank, as administrative agent, swing loan lender and issuing lender, PNC Capital Markets LLC, as sole lead arranger and sole book-runner, and certain financial institution parties thereto as lenders (the “Lenders”). The Credit Agreement, as amended, provides for a total aggregate commitment of $53.1 million, consisting of (i) a revolving credit facility (the “Revolver”) in an aggregate principal amount not to exceed $40 million and (ii) a $13.1 million term loan facility (the “Term Loan), as more fully described in Exhibit 10.1 to the Company’s Form 8-Ks filed with the SEC on July 19, 2017, April 25, 2018, and October 7, 2020, Exhibit 10.2 to the Form 8-K/A filed with the SEC on January 4, 2022 and Exhibit 10.12 to the Company’s Form 10-K filed with the SEC on March 15, 2024. Additionally, the facility includes an accordion feature for additional borrowing of up to $20 million upon satisfaction of certain conditions.

The Revolver expires in December 2026 and includes swing loan and letter of credit sub-limits in the aggregate amount not to exceed $6.0 million for swing loans and $5.0 million for letters of credit. Borrowings under the Revolver may be denominated in U.S. dollars or Canadian dollars. The maximum borrowings in U.S. dollars may not exceed the sum of 85% of eligible U.S. accounts receivable and 60% of eligible U.S. unbilled receivables, less a reserve amount established by the administrative agent. The maximum borrowings in Canadian dollars may not exceed the lesser of (i) $10.0 million; and (ii) the sum of 85% of eligible Canadian receivables, plus 60% of eligible Canadian unbilled receivables, less a reserve amount established by the administrative agent.

Amounts borrowed under the Term Loan were required to be repaid in consecutive quarterly installments of $1.1 million through and including the maturity date of October 1, 2024. In August 2022, the Company prepaid $7.6 million of the outstanding term loan with excess cash balances. The final term loan payment of $1.1 million was made on January 3, 2023, taking the outstanding balance to zero.

Borrowings under the Revolver and the Term Loan, which may be made at the Company's election, bear interest at either (a) the higher of PNC's prime rate or the federal funds rate plus 0.50%, plus an applicable margin determined based upon the Company's senior leverage ratio or (b) the Secured Overnight Financing Rate ("SOFR"), plus an applicable margin determined based upon the Company's senior leverage ratio. The applicable margin on the base rate is between 0.50% and 1.25% on Revolver borrowings and between 1.75% and 2.50% on Term Loan borrowings. The applicable margin on the SOFR is between 1.50% and 2.25% on Revolver borrowings and between 2.75% and 3.50% on Term Loan borrowings. A 20 to 30-basis point per annum commitment fee on the unused portion of the Revolver is charged and due monthly in arrears. The applicable commitment fee is determined based upon the Company's senior leverage ratio.

The Company pledged substantially all of its assets in support of the Credit Agreement. The Credit Agreement contains standard financial covenants, including, but not limited to, covenants related to the Company's senior leverage ratio and fixed charge ratio (as defined under the Credit Agreement) and limitations on liens, indebtedness, guarantees, contingent liabilities, loans and investments, distributions, leases, asset sales, stock repurchases and mergers and acquisitions. As of December 31, 2023, the Company was in compliance with all applicable provisions of the Credit Agreement.

In connection with securing the commitments under the Credit Agreement and the April 20, 2018, October 1, 2020, December 29, 2021 and December 29, 2023 amendments to the Credit Agreement, the Company paid a commitment fee and incurred deferred financing costs totaling $1,039,000, which were capitalized and are being amortized as interest expense over the life of the Credit Facility. Deferred financing costs of $284,000 and $293,000 (net of amortization) as of December 31, 2023, and December 31, 2022, respectively, are presented as long-term assets in the Company's Consolidated Balance Sheets.

As of December 31, 2023, and December 31, 2022, the Company's outstanding borrowings under the Revolver totaled zero dollars; and unused borrowing capacity available was approximately $22.5 million and $31.8 million, respectively. The Company's outstanding borrowings under the Term Loan were zero dollars and $1.1 million at December 31, 2023, and December 31, 2022, respectively.

6. **Leases**

The Company rents certain office facilities and equipment under noncancelable operating leases. As of December 31, 2023, approximately 96,000 square feet of office space is utilized for our sales and recruiting offices, delivery centers, and corporate headquarters. All of our leases are classified as operating leases. The average initial lease term is 4.3 years. Several leases have an option to renew, at our sole discretion, for an additional term. Our present lease terms range from less than one year to 5.8 years with a weighted average of 4.0 years. Leases with an initial term of twelve months or less are not recorded on the balance sheet.

Leases Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Since most of the Company's leases do not have an implicit borrowing rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our leases may include options allowing us in our sole discretion to extend or terminate the lease, and when it is reasonably certain that we will exercise those options, we will include those periods in our lease term. Variable costs, such as payments for insurance and tax payments, are expensed when the obligation for those payments is incurred.

The following table summarizes the balance sheet classification of the lease assets and related lease liabilities:

	December 31, 2023	December 31, 2022
	(in thousands)	
Assets:		
Long-term operating lease right-of-use assets	$5,106	$3,886
Liabilities:		
Short-term operating lease liability	$1,236	$1,504
Long-term operating lease liability	3,843	2,294
Total Liabilities	$5,079	$3,798

Future minimum rental payments for office facilities and equipment under the Company's noncancelable operating leases are as follows:

	Amount as of December 31, 2023
	(in thousands)
2024	$1,474
2025	1,477
2026	1,477
2027	791
2028	259
Thereafter	196
Total	$5,674
Less: Imputed interest	(595)
Present value of operating lease liabilities	$5,079

The weighted average discount rate used to calculate the present value of future lease payments was 5.4%.

We recognize rent expense for these leases on a straight-line basis over the lease term. Rental expense for the years ended December 31, 2023, 2022 and 2021 totaled $1.7 million, $1.7 million and $1.8 million, respectively.

Total cash paid for lease liabilities for the years ended December 31, 2023, 2022 and 2021 totaled $1.6 million, $1.7 million and $1.5 million, respectively.

New leases entered into during the years ended December 31, 2023, 2022 and 2021 totaled $2.7 million, $0.5 million and $3.1 million, respectively. In 2023, the Company renegotiated and extended a 39,875 square feet office space lease in Noida, India through August 30, 2027 and a 11,495 square feet office space lease in Moon Township, Pennsylvania through September 29, 2029. New leases are considered non-cash transactions.

7. Long-Term Payroll Tax Liability

As allowed under the Coronavirus Aid, Relief and Economic Security (CARES) Act, the Company elected to defer payment of $4.6 million of the employer's share of social security tax. The Company paid $2.3 million of the deferred amount in December 2022 and $2.3 million on December 2021. As of December 31, 2023 and 2022, the Company did not have any balances on the balance sheet related to these items.

8. Commitment and Contingencies

In December 2022, the Company received a demand letter from the attorney of a former employee who resigned from his employment with the Company in November 2022. Among other allegations in the letter, this former employee has asserted various employment-related claims against the Company, including a claim of wrongful termination. For the year ended December 31, 2023, the Company incurred $0.9 million of professional service fees related to this matter. Additionally, the Company settled this claim in 2023 with this former employee and paid a settlement amount of $3.1 million, net of recoveries. Both the professional services fees and the settlement amount, net of recoveries are included in Selling, General and Administrative expenses in the Consolidated Statement of Operations, included in this annual report on Form 10-K.

In the ordinary course of our business, the Company is involved in a number of lawsuits and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company's management believes, after consultation with legal counsel, that the disposition of these proceedings should not have a material adverse effect on our financial position, results of operations or cash flows.

9. Employee Benefit Plan

The Company provides an Employee Retirement Savings Plan (the "Retirement Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), that covers substantially all U.S.-based salaried and W-2 hourly employees. Employees may contribute a percentage of eligible compensation to the Retirement Plan, subject to certain limits under the Code. The Company did not provide for any matching contributions for the three years ended December 31, 2023.

10. Stock-Based Compensation

Effective October 1, 2008, the Company adopted a Stock Incentive Plan (the "Plan") which, as amended, provides that up to 5,400,000 shares of the Company's common stock shall be allocated for issuance to directors, executive management and key personnel. Grants under the Plan can be made in the form of stock options, stock appreciation rights, performance shares or stock awards. As of December 31, 2023, the Company had 4,005,000 outstanding and/or exercised stock options, 260,000 vested performance shares and 300,000 outstanding and/or released restricted stock units that were issued under the Plan. Thus, as of December 31, 2023, the Company has 835,000 shares available for future grants under the Plan.

The Plan is administered by the Compensation Committee of the Board of Directors. All grants awarded under the Plan are recommended by the Committee to the Board of Directors for approval. The exercise price of stock options is set on the grant date and is not to be less than the fair market value per share of our closing stock price on that date. Grants of stock options generally vest over a three to five-year period and options expire after ten years from the grant date. Restricted stock awards generally vest over a one-year period. Performance shares vest upon the achievement of the performance criteria and approval by the Compensation Committee of the Board of Directors.

Following is a summary of the Company's stock option activity for the three years ended December 31, 2023:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2020	2,009,000	$ 9.40
Granted	501,000	17.58
Exercised	(31,000)	7.34
Cancelled / forfeited	(438,000)	13.04
Outstanding at December 31, 2021	2,041,000	10.66
Granted	1,200,000	15.76
Exercised	(113,000)	11.73
Cancelled / forfeited	(802,000)	15.85
Outstanding at December 31, 2022	2,326,000	11.38
Granted	205,000	10.14
Exercised	—	—
Cancelled / forfeited	(434,000)	13.62
Outstanding at December 31, 2023	**2,097,000**	**$10.80**

As of December 31, 2023, the Company's outstanding "in the money" stock options using the year-end share price of $8.43 had an aggregate intrinsic value of $2.6 million. As of December 31, 2023, the intrinsic value of vested stock options totaled $2.5 million. The total intrinsic value of options exercised during 2023, 2022 and 2021 totaled $0, $777,000 and $355,000, respectively. The measurement date fair value of stock options vested during 2023, 2022 and 2021 totaled $245,000, $653,000 and $2.1 million, respectively.

The table below summarizes information regarding the Company's outstanding and exercisable stock options as of December 31, 2023:

Range of Exercise Prices:	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$0.01 to $4.00	355,000	2.3	$ 3.56
$4.01 to $8.00	575,000	4.8	6.83
$8.01 to $12.00	105,000	9.8	8.82
$12.01 to $16.00	821,000	7.5	14.99
$16.01 to $20.00	241,000	7.8	17.51
	2,097,000	**6.0**	**$10.80**

Range of Exercise Prices:	Options Exercisable	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$0.01 to $4.00	355,000	2.3	$ 3.56
$4.01 to $8.00	491,000	4.8	6.84
$8.01 to $12.00	—	—	—
$12.01 to $16.00	335,000	6.4	15.42
$16.01 to $20.00	125,000	7.8	17.51
	1,306,000	**4.8**	**$ 9.17**

Stock options of 205,000 units were issued during the year ended December 31, 2023, of which 180,000 vest over a four-year period and 25,000 vest over a three-year period. Stock options of 1.2 million units were issued during the year ended December 31, 2022, of which 900,000 vest over a four-year period and 300,000 vest over a three-year period. Stock options of 501,000 units were issued during the year ended December 31, 2021, of which 491,000 vest over a four-year period and 10,000 vest over a one-year period. The Company used the following average assumptions with respect to the Black-Scholes option pricing model for Mastech Digital stock options issued during 2023, 2022 and 2021.

| | Years Ended December 31, | | |
	2023	2022	2021
Stock option grants:			
Weighted-average risk-free interest rate	4.0%	2.7%	0.6%
Weighted-average dividend yield	0.0%	0.0%	0.0%
Expected volatility	63.0%	66.1%	68.3%
Expected term (in years)	3.7	3.6	3.8
Weighted-average fair value	$5.01	$7.83	$8.85

Risk-free interest rate — The risk-free rate for stock options granted during the period was determined by using a U.S. Treasury rate for the period that coincided with the expected term of the options.

Expected dividend yield — The Company did not contemplate a recurring dividend program. Accordingly, the dividend yield assumption used was 0.0%.

Expected volatility — Expected volatility was determined based on the historical volatility of Mastech Digital's common stock.

Expected term — Mastech Digital's expected term was based on the exercise history of our employees and the vesting term of our stock options.

Following is a summary of Mastech's restricted stock activity for the three years ended December 31, 2023:

| | Years Ended December 31, | | |
	2023	2022	2021
Beginning outstanding balance	17,804	25,059	30,843
Awarded	19,924	13,979	11,955
Released	(17,804)	(21,234)	(17,739)
Forfeited	—	—	—
Ending outstanding balance	19,924	17,804	25,059

The aggregate intrinsic value of restricted stock units outstanding at December 31, 2023 was $168,000. The total intrinsic value of restricted shares released during 2023 totaled $232,000.

In October 2018, the Board of Directors of the Company approved the Mastech Digital, Inc. 2019 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan is intended to meet the requirements of Section 423 of the Code and had to be approved by the Company's shareholders to be qualified. On May 15, 2019, the Company's shareholders approved the Stock Purchase Plan. Under the Stock Purchase Plan, 600,000 shares of common stock (subject to adjustment upon certain changes in the Company's capitalization) are available for purchase by eligible employees who become participants in the Stock Purchase Plan. The purchase price per share is 85% of the lesser of (i) the fair market value per share of common stock on the first day of the offering period, or (ii) the fair market value per share of common stock on the last day of the offering period.

During the year ended December 31, 2023 and December 31, 2022, the Company issued 25,646 and 23,789 shares under the Stock Purchase Plan at an average share of $8.03 and $11.53, respectively. At December 31, 2023, there were 466,919 shares available for purchases under the Plan.

The Company's eligible full-time employees are able to contribute up to 15% of their base compensation into the employee stock purchase plan, subject to an annual limit of $25,000 per person. Employees are able to purchase Company common stock at a 15% discount to the lower of the fair market value of the Company's common stock on the initial or final trading dates of each six-month offering period. Offering periods begin on January 1 and July 1 of each year. The Company uses the Black-Scholes option pricing model to determine the fair value of employee stock purchase plan share-based payments. The fair value of the six-month "look-back" option in the Company's employee stock purchase plans is estimated by adding the fair value of 15% of one share of stock to the fair value of 85% of an option on one share of stock. The Company utilized U.S. Treasury yields as of the grant date for its risk-free interest rate assumption, matching the Treasury yield terms to the six-month offering period. The Company utilized historical company data to develop its dividend yield and expected volatility assumptions.

Stock-based compensation expense of $3.1 million, $2.2 million and $2.2 million was recognized in the Consolidated Statements of Operations for the years ended December 31, 2023, 2022, and 2021, respectively. The Company has recognized related tax benefits associated with its stock-based compensation arrangements for the years ended December 31, 2023, 2022, and 2021 of $721,000, $663,000, and $622,000, respectively. As of December 31, 2023, the total remaining unrecognized compensation expense related to non-vested stock options totaled $3.5 million which will be amortized over the weighted-average remaining requisite service period of 1.8 years. The total remaining unrecognized compensation expense related to restricted stock units amounted to $21,000 which will be amortized over the weighted-average remaining requisite service period of 0.1 years.

11. Income Taxes

The components of income before income taxes as shown in the accompanying Consolidated Statement of Operations, consisted of the following for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
Income (loss) before income taxes:			
Domestic	$(6,222)	$13,892	$17,117
Foreign	(2,809)	(1,401)	(231)
Income (loss) before income taxes	$(9,031)	$12,491	$16,886

The Company has foreign subsidiaries which generate revenues from foreign clients. Additionally, the Company has foreign subsidiaries which provide services to its U.S. operations. Accordingly, the Company allocates a portion of its income to these subsidiaries based on a "transfer pricing" model and reports such income as foreign in the above table.

The provision (benefit) for income taxes, as shown in the accompanying Consolidated Statement of Operations, consisted of the following for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
Current provision (benefit):			
Federal	$ (473)	$2,293	$2,657
State	(23)	653	713
Foreign	316	178	234
Total current provision (benefit)	(180)	3,124	3,604
Deferred provision (benefit):			
Federal	(648)	678	873
State	(133)	162	233
Foreign	(1,001)	(433)	(177)
Total deferred provision (benefit)	(1,782)	407	929
Change in valuation allowance	69	248	132
Total provision (benefit) for income taxes	$(1,893)	$3,779	$4,665

The reconciliation of income taxes computed using our statutory U.S. income tax rate and the provision (benefit) for income taxes for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Years Ended December 31,					
(Amounts in thousands)	2023		2022		2021	
Income taxes computed at the federal statutory rate	$(1,897)	(21.0%)	$2,623	21.0%	$3,546	21.0%
State income taxes, net of federal tax benefit	(198)	(2.2)	804	6.4	962	5.7
Excess tax benefits from stock options/restricted shares ...	220	2.4	56	0.5	(82)	(0.5)
Difference in tax rate on foreign earnings/other	(87)	(1.0)	48	0.4	107	0.6
Change in valuation allowance	69	0.8	248	2.0	132	0.8
	$(1,893)	(21.0%)	$3,779	30.3%	$4,665	27.6%

The components of the deferred tax assets and liabilities were as follows:

	At December 31,	
	2023	2022
	(Amounts in thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 150	$ 126
Accrued vacation and bonuses	437	342
Stock-based compensation expense	2,100	1,692
Acquisition-related transaction costs	471	509
Net operating losses	628	559
Total deferred tax assets	3,786	3,228
Deferred tax liabilities:		
Prepaid expenses	488	441
Depreciation, intangibles and contingent consideration	1,877	3,148
Total deferred tax liabilities	2,365	3,589
Valuation allowance	(628)	(559)
Net deferred tax asset (liability)	$ 793	$ (920)

For the three years ended December 31, 2023, the Company had no unrecognized tax benefits related to uncertain tax positions.

We evaluate deferred income taxes quarterly to determine if valuation allowances are required or should be adjusted. GAAP accounting guidance requires us to assess whether valuation allowances should be established against deferred tax assets based on all available evidence, both positive and negative using a "more likely than not" standard. Our assessment considers, among other things, the nature of cumulative losses; forecast of future profitability; the duration of statutory carry-forward periods and tax planning alternatives. At December 31, 2023 and 2022, our valuation allowance was comprised of balances within locations of Singapore, Ireland and the United Kingdom. The valuation allowance balances at these locations totaled $628,000, $559,000 and $311,000 as of December 31, 2023, 2022 and 2021, respectively, and reflect net operating losses which may not be realizable in the future.

The income tax returns of the Company's Canadian subsidiary for the 2018 and 2019 tax years are currently under audit by the Canadian taxing authorities.

12. Shareholders' Equity

On February 8, 2023, the Company announced that the Board of Directors authorized a share repurchase program of up to 500,000 shares of the Company's common stock over a two-year period. Repurchases under the program may occur from time to time in the open market, through privately negotiated transactions, through block purchases or other purchase techniques, or by any combination of such methods, and the program may be modified, suspended or terminated at any time at the discretion of the Board of Directors. During the year ended December 31, 2023, the Company repurchased 67,699 shares of common stock at an average price of $9.10 per share under this program. Additionally, the Company makes stock purchases from time to time to satisfy employee tax obligations related to its Stock Incentive Plan. The Company did not purchase any shares to satisfy employee tax obligations during the years ended December 31, 2023 and 2022.

At December 31, 2023 and 2022, the company held 1.7 million and 1.6 million shares in its treasury at a cost of approximately $4.8 million and $4.2 million, respectively.

13. Earnings (Loss) per Share

The computation of basic earnings (loss) per share ("EPS") is based on the Company's net income (loss) divided by the weighted average number of common shares outstanding. Diluted earnings (loss) per share reflects the potential dilution that could occur if outstanding stock options and restricted share units were exercised / released. The dilutive effect of stock options and restricted share units were calculated using the treasury stock method.

For the year ended December 31, 2023, all stock options and restricted shares were anti-dilutive and excluded from the computation of diluted (loss) per share. For the years ended December 31, 2022 and 2021, there were 506,000 and 276,000 anti-dilutive stock options that were excluded from the computation of diluted earnings per share, respectively.

The following table sets forth the denominators of the basic and diluted EPS computations:

	Years Ended December 31,		
(Amounts in thousands, except per share data)	2023	2022	2021
Weighted-average shares outstanding:			
Basic	11,613	11,588	11,436
Stock options and restricted share units	—	489	571
Diluted	11,613	12,077	12,007

The following table sets forth the computation of basic EPS utilizing net income and the Company's weighted-average common stock outstanding:

	Years Ended December 31,		
(Amounts in thousands, except per share data)	2023	2022	2021
Net income (loss)	$(7,138)	$ 8,712	$12,221
Basic weighted-average shares outstanding	11,613	11,588	11,436
Basic EPS	$ (.61)	$ .75	$ 1.07

The following table sets forth the computation of diluted EPS utilizing net income and the Company's weighted-average common stock outstanding plus the weighted-average of stock options, restricted shares and performance shares, which had a diluted effect on EPS:

	Years Ended December 31,		
(Amounts in thousands, except per share data)	2023	2022	2021
Net income (loss)	$(7,138)	$ 8,712	$12,221
Basic weighted-average shares outstanding	11,613	12,077	12,007
Diluted EPS	$ (.61)	$ .72	$ 1.02

14. Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021 were as follows:

(in thousands)	Foreign Currency Translation Adjustments	Derivative Financial Instruments Designated as Cash Flow Hedges	Total
Balance at December 31, 2020	$ (513)	$(26)	$ (539)
Gain (loss) arising during the period	(94)	1	(93)
Reclassification to earnings for gains realized	—	34	34
Income tax (expense)	—	(9)	(9)
Net other comprehensive income (loss) — year 2021	(94)	26	(68)
Balance at December 31, 2021	$ (607)	$—	$ (607)
(Loss) arising during the period	(948)	—	(948)
Net other comprehensive income (loss) — year 2022	(948)	—	(948)
Balance at December 31, 2022	$(1,555)	$—	$(1,555)
(Loss) arising during the period	(89)	—	(89)
Net other comprehensive income (loss) — year 2023	(89)	—	(89)
Balance at December 31, 2023	$(1,644)	$—	$(1,644)

Generally, the assets and liabilities of foreign operations are translated into U.S. dollars using the current exchange rate. For those operations, changes in exchange rates generally do not affect cash flows; therefore, resulting translation adjustments are made in shareholders' equity rather than in net income (loss).

Prior to April 2021, the Company utilized an interest-rate swap to convert a variable interest rate on debt to a fixed rate of interest. These swap contracts, which matured on April 1, 2021, were designated as cash flow hedging instruments and qualified as effective hedges at inception under ASC Topic 815, "Derivatives and Hedging". The effective portion of the changes in fair value on these instruments was recorded in other comprehensive income (loss) and was reclassified into the Consolidated Statements of Operations as interest expense in the same period in which the underlying hedge transaction affected earnings. There was no impact on the Consolidated Statements of Operations and Comprehensive Income ("OCI") for the years ended December 31, 2023 and 2022 and there is no balance reflected in the Consolidated Balance Sheets for these periods.

15. Fair Value Measurements

The Company has adopted the provisions of ASC 820, "*Fair Value Measurements and Disclosures*" ("ASC 820"), related to certain financial and nonfinancial assets and liabilities. ASC 820 establishes the authoritative definition of fair value; sets out a framework for measuring fair value; and expands the required disclosures about fair value measurements. The valuation techniques required by ASC 820 are based on observable and unobservable inputs using the following three-tier hierarchy:

- Level 1 — Inputs are observable quoted prices (unadjusted) in active markets for identical assets and liabilities.

- Level 2 — Inputs are observable, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are directly or indirectly observable in the marketplace.

- Level 3 — Inputs are unobservable that are supported by little or no market activity.

In prior periods, the company carried interest-rate swap contracts and contingent consideration liabilities at fair value measured on a recurring basis. At December 31, 2023 and December 31, 2022, the Company did not have any balances in the financial statements related to these items as the swap matured on April 1, 2021 and the contingent consideration was revalued to zero as of December 31, 2021.

In 2020, the Company incurred a $2.9 million contingent consideration liability related to the AmberLeaf acquisition. In 2021, the Company revalued the contingent consideration liability related to the AmberLeaf acquisition after determining that relevant conditions for payment of such liability were not satisfied. The revaluation resulted in a $2.9 million reduction to the contingent consideration liability in 2021, which is reflected in selling and administrative expenses in the Company's Consolidated Statements of Operations, in Item 8 herein.

The following table provides information regarding changes in the Company's Level 3 fair values for the contingent consideration liability for the three years ended December 31, 2023:

	Years Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
Beginning balance	$—	$—	$ 2,882
Revaluation	—	—	(2,882)
Ending balance	$—	$—	$ —

The carrying value of cash and cash equivalents, net accounts receivables and accounts payable and accrued expenses approximates fair value because of their short-term nature. The Company's outstanding debt was repaid on January 3, 2023 and therefore, its carrying value also approximates fair value.

The carrying value of goodwill was calculated using a discounted cash flow model utilizing unobservable inputs, which requires management to develop its own assumptions in pricing the asset. At December 31, 2023, the Company carried the following financial assets (liabilities) at fair value measured on a non-recurring basis:

(Amounts in thousands)	Fair Value as of December 31, 2023			
	Level 1	Level 2	Level 3	Total
Goodwill	$—	$—	$27,210	$27,210

During the year ended December 31, 2023, the Company recorded a goodwill impairment related to its Data and Analytics Services segment of $5.3 million.

16. Business Segments and Geographic Information

Our reporting segments are: 1) Data and Analytics Services; and 2) IT Staffing Services.

The Data and Analytics Services segment was acquired through the July 13, 2017 acquisition of the services division of Canada-based InfoTrellis, Inc. This segment is a project-based consulting services business with specialized capabilities in data management and analytics. The business is marketed as Mastech InfoTrellis and utilizes a dedicated sales team with deep subject matter expertise. Mastech InfoTrellis has offices in Atlanta, Toronto, and London, and a global delivery center in Chennai, India. Project-based delivery reflects a combination of on-site resources and offshore resources. Assignments are secured on both a time and material and fixed price basis. In October 2020, we acquired AmberLeaf, a Chicago-based customer experience consulting firm. This acquisition expands our capabilities in customer experience strategy and managed services offering for a variety of Cloud-based enterprise application across sales, marketing and customer service organizations.

The IT Staffing Services segment offers staffing services in digital and mainstream technologies and uses digital methods to enhance organizational learning. These services are marketed using a common sales force and delivered via our domestic and global recruitment centers. While the vast majority of our assignments are based on time and materials, we do have the capabilities to deliver our digital learning services on a fixed price basis.

Below are the operating results of our reporting segments:

	Years Ended December 31,		
	2023	2022	2021
	(Amounts in thousands)		
Revenues:			
Data and Analytics Services	$ 34,358	$ 40,594	$ 38,339
IT Staffing Services	166,740	201,644	183,673
Total revenues	$201,098	$242,238	$222,012
Gross Margin %:			
Data and Analytics Services	43.5%	41.5%	48.4%
IT Staffing Services	21.6%	23.0%	22.3%
Total gross margin %	25.4%	26.1%	26.8%
Segment operating income (loss):			
Data and Analytics Services	$ (1,807)	$ 3,329	$ 5,310
IT Staffing Services	6,054	13,297	12,728
Subtotal	4,247	16,626	18,038
Amortization of acquired intangible assets	(2,772)	(2,987)	(3,170)
Goodwill impairment	(5,300)	—	—
Employment-related claim, net of recoveries . . .	(3,100)	—	—
Cybersecurity breach	—	(450)	—
Severance expense	(2,350)	(990)	—
Revaluation of contingent consideration liability	—	—	2,882
Acquisition transaction expenses	—	—	(140)
Interest expense, FX gains/losses and other, net	244	292	(724)
Income (loss) before income taxes	$ (9,031)	$ 12,491	$ 16,886

Below is a reconciliation of total assets, depreciation and amortization and capital expenditures by segment:

(Amounts in thousands)	Total Assets			Depreciation & Amortization			Capital Expenditures		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Data and Analytics Services	$ 45,681	$ 54,544	$ 56,634	$2,704	$2,860	$2,662	$177	$756	$1,692
IT Staffing Services	59,546	54,335	57,434	1,151	1,335	1,317	158	79	203
Total	$105,227	$108,879	$114,068	$3,855	$4,195	$3,979	$335	$835	$1,895

Below is geographic information related to our revenues from external customers and fixed assets, net (equipment, enterprise software and leasehold improvements):

Amounts in thousands	Revenues			Equipment, Enterprise Software and Leasehold Improvements, net		
	2023	2022	2021	2023	2022	2021
United States	$197,246	$236,187	$214,379	$ 791	$1,353	$2,221
Canada	2,474	4,215	4,543	332	429	2
India and Other	1,378	1,836	3,090	790	883	815
Total	$201,098	$242,238	$222,012	$1,913	$2,665	$3,038

17. Related-Party Transactions

In 2023, we entered into a three-year agreement to purchase cybersecurity software licenses from CrowdStrike, Inc. for $118,000 per year. During 2022 and 2021, we purchased cybersecurity software licenses from CrowdStrike, Inc. for $98,000 each year. In 2022, we entered into a three-year IT security training program with KnowBe4, Inc. for $14,000 per year. One of our Board members is a Board member of CrowdStrike, Inc. and KnowBe4, Inc. The purchases were completed as arm's length transactions.

18. Subsequent Event

On January 12, 2024, we entered into a consulting services agreement with Primentor, Inc., a California corporation; Phaneesh Murthy ("Murthy"), the owner of Primentor; Srinjay Sengupta ("Sengupta"), a consultant of Primentor; and Sunil Wadhwani and Ashok Trivedi (together the "Founders"), each co-founders and directors of the Company. Under the terms of the consulting services agreement, Primentor will provide the Company with strategic advisory and management consulting services, as well as any other business and organizational strategy services as the Board of Directors of Company may reasonably request from time to time.

The initial term of the consulting services agreement is for a three-year period commencing January 12, 2024, and the Company may request to renew the term for additional successive one-year terms, in which case Primentor and the Company will negotiate to agree upon the scope of the additional services and the amount of additional consulting fees.

As compensation to Primentor, Murthy and Sengupta for providing the services requested by the Company, the Company will provide the following compensation:

1) Consulting fees to Primentor of $990,000 in year one; $270,000 in year two; and $120,000 in year three, plus reimbursement for any reasonable and documented out-of-pocket expenses incurred by Primentor's personnel in rendering the services;

2) Stock options to purchase up to 192,500 shares of the Company's common stock to each, Murthy and Sangupta, at an exercise price of $8.34 per share, with vesting occurring equally on an annual basis over a three-year period; and

3) Murthy and Sangupta will each receive from the Founders, for no additional consideration, an aggregate number of shares of common stock of the Company held by the Founders that is equal to 1.1% of the total number of shares of common stock of the Company outstanding at the time of a triggering event, as defined in the consulting services agreement.

The foregoing description of the consulting agreement is qualified in its entirety by reference to the full text of the Consulting Agreement (including the form of stock option agreements attached as exhibits thereto), which was filed by the Company as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on January 19, 2024.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of Company management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of this date.

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits 31.1 and 31.2, respectively, to this Annual Report on Form 10-K.

Management's Report on Internal Controls Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use, or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions or that the degree of compliance with established policies or procedures may deteriorate.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making its assessment of internal control over financial reporting, management used the criteria described in the *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO-2013"). Based upon this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

Disclosure of 10b5-1 plans

During the fiscal quarter ended December 31, 2023, none of our directors or officers informed us of the adoption, modification or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item, not set forth below, is incorporated herein by reference from the Company's definitive proxy statement relating to the Annual Meeting of Shareholders scheduled for May 15, 2024, which will be filed with the Commission within 120 days after the close of the Company's fiscal year ended December 31, 2023 (the "Proxy Statement") under the headings "Proposal No. 1 — Election of Directors", "Executive Officers", "Delinquent Section 16(A) Reports" and "Board Committees and Meetings".

We have adopted a code of ethics applicable to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer, titled Code of Conduct Policy. The Code of Conduct Policy is posted on the Company's website, *www.mastechdigital.com* (under the "Corporate Governance" caption of the Investor Relations page). The Company intends to satisfy the disclosure requirement regarding certain amendments to, or waivers from, provisions of its code of ethics by posting such information on the Company's website.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the Proxy Statement under the headings "Compensation Discussion And Analysis", "Summary Compensation Table", "Grants Of Plan-Based Awards", "Outstanding Equity Awards At Fiscal Year-End", "Potential Payments Upon Termination Or Change In Control", "Option Exercises And Stock Vested" and "Director Compensation".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item is hereby incorporated by reference to the Proxy Statement under the heading "Equity Compensation Plan Information".

Security Ownership of Certain Beneficial Owners and Management

The information required by this item is hereby incorporated by reference to the Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is hereby incorporated by reference to the Proxy Statement under the headings "Board Committees and Meetings" and "Policies and Procedures for Approving Related Person Transactions".

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is hereby incorporated by reference to the Proxy Statement under the heading "Independent Registered Public Accountants".

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. *Financial Statements*

The following Consolidated Financial Statements of the registrant and its subsidiaries are included on pages 50 to 79 and the reports of Independent Registered Public Accounting Firm are included on pages 48 and 49 in this Annual Report on Form 10-K.

Reports of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets — December 31, 2023 and 2022.

Consolidated Statements of Operations — Years ended December 31, 2023, 2022 and 2021.

Consolidated Statements of Comprehensive Income (Loss) — Years ended December 31, 2023, 2022 and 2021.

Consolidated Statements of Shareholders' Equity — Years ended December 31, 2023, 2022 and 2021.

Consolidated Statements of Cash Flows — Years ended December 31, 2023, 2022 and 2021.

Notes to Consolidated Financial Statements

2. *Consolidated Financial Statement Schedules*

The following Consolidated Financial Statement schedules shown below should be read in conjunction with the Consolidated Financial Statements on pages __ to __ in this Annual Report on Form 10-K. All other schedules are omitted because they are not applicable or not required or the required information is shown in the Consolidated Financial Statements or notes thereto.

The following items appear immediately on the following page:

Financial Statement Schedules:

Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2023, 2022 and 2021.

3. *Exhibits*

Exhibits required by Item 601 of Regulation S-K are listed in the Exhibit Index, which is incorporated herein by reference.

MASTECH DIGITAL, INC.
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(Amounts in thousands)

	Balance at beginning of period	Charged to expense (credited)	Recoveries/ (Write-offs)	Balance at end of period
Allowance for Credit Losses:				
Year ended December 31, 2023	$444	$ (30)	$ 114	$528
Year ended December 31, 2022	375	50	19	444
Year ended December 31, 2021	413	130	(168)	375

Exhibit	(Index Description Exhibit)
2.1	Asset Purchase Agreement, dated July 7, 2017, by and among Mahmood Abbas, Zahid Naeem, Sachin Wadhwa, InfoTrellis Inc. and Mastech InfoTrellis Digital, Ltd., incorporated by reference to Exhibit 2.1 to Mastech Digital, Inc.'s Current Report on Form 8-K, filed with the SEC on July 13, 2017
2.2	Asset Purchase Agreement, dated July 7, 2017, by and among Mahmood Abbas, Zahid Naeem, Sachin Wadhwa, InfoTrellis Inc. and Mastech InfoTrellis, Inc., incorporated by reference to Exhibit 2.2 to Mastech Digital, Inc.'s Current Report on Form 8-K, filed with the SEC on July 13, 2017
2.3	Share Purchase Agreement, dated July 7, 2017, by and amongst Mastech Digital Data, Inc., 2291496 Ontario Inc., InfoTrellis India Private Limited, Mastech Digital Private Limited and Kumaran Sasikanthan, incorporated by reference to Exhibit 2.3 to Mastech Digital, Inc.'s Current Report on Form 8-K, filed with the SEC on July 13, 2017
2.4	Share Purchase Agreement, dated October 1, 2020, by and among Mastech Digital Data, Inc., AmberLeaf Partners, Inc., and its shareholders, Lawrence F. Goldman and Don Steffen, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K, filed with the SEC on October 6, 2020
3.1	Amended and Restated Articles of Incorporation of Mastech Digital, Inc., incorporated by reference to Exhibit 3.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on September 12, 2016
3.2	Amended and Restated Bylaws of Mastech Digital, Inc., incorporated by reference to Exhibit 3.2 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on September 12, 2016
4.1	Form of Common Stock Certificate of Mastech Digital, Inc., incorporated by reference to Exhibit 4.1 to Mastech Digital, Inc.'s Annual Report on Form 10-K filed with the SEC on March 24, 2017
4.2	Amended and Restated Registration Rights Agreement, dated September 17, 2020, by and among Mastech Digital, Inc., Ashok Trivedi, in his individual capacity and as trustee of the Ashok K. Trivedi Revocable Trust, STP L.P., Edani L.P., Riveda L.P., Sunil Wadhwani, in his individual capacity and as trustee of The Revocable Declaration of Trust of Sunil Wadhwani, Wadhwani Partners No. 1 L.P. and Wadhwani Partners No. 2 L.P., incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on September 22, 2020
4.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, incorporated by reference to Exhibit 4.3 to Mastech Digital, Inc.'s Annual Report on Form 10-K filed with the SEC on March 30, 2020
10.1†	Mastech Digital, Inc.'s Stock Incentive Plan (as amended and restated), effective as of May 14, 2014, incorporated by reference to Exhibit 10.2 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on May 23, 2016
10.2†	Amendment to Mastech Digital, Inc.'s Stock Incentive Plan (as amended and restated), executed May 18, 2016, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on May 23, 2016
10.3†	Second Amendment to Mastech Digital, Inc.'s Stock Incentive Plan (as amended and restated), executed May 16, 2018, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on May 18, 2018
10.4†	Third Amendment to Mastech Digital, Inc.'s Stock Incentive Plan (as amended and restated), executed May 15, 2019, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on May 15, 2019

Exhibit	(Index Description Exhibit)
10.5†	Fourth Amendment to Mastech Digital, Inc.'s Stock Incentive Plan (as amended and restated), executed May 13, 2020, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on May 18, 2020
10.6†	Fifth Amendment to Mastech Digital, Inc.'s Stock Incentive Plan (as amended and restated), executed May 10, 2023, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on May 11, 2023
10.7	Credit Agreement, dated July 13, 2017, by and among Mastech Digital, Inc., certain subsidiaries of Mastech Digital, Inc., PNC Bank, National Association, as administrative agent, swing loan lender and issuing lender, PNC Capital Markets LLC, as sole lead arranger and sole bookrunner, and certain financial institutions party thereto as lenders, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K, filed with the SEC on July 19, 2017
10.8	First Amendment to Credit Agreement, dated November 2017, by and among Mastech Digital, Inc., PNC Bank, National Association, as administrative agent and a lender, and certain financial institutions party thereto as lenders, incorporated by reference to Exhibit 10.3 to Mastech Digital, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on May 11, 2018
10.9	Second Amendment to Credit Agreement, dated April 20, 2018, by and among Mastech Digital, Inc., PNC Bank, National Association, as administrative agent and a lender, and certain financial institutions party thereto as lenders, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K, filed with the SEC on April 25, 2018
10.10	Third Amendment to Credit Agreement and Joinder Agreement, dated as of October 1, 2020, by and among Mastech Digital, Inc., Mastech Digital Alliances, Inc., Mastech Digital Resourcing, Inc., Mastech Digital Data, Inc., Mastech InfoTrellis, Inc., Mastech InfoTrellis Digital, Ltd., Mastech Digital Services, Inc., Mastech Digital Solutions, Inc., Mastech Digital Consulting, Inc., Mastech Digital InfoTech, Inc., and AmberLeaf Partners, Inc., PNC Bank, National Association, and certain other financial institutions party thereto as lenders, and PNC Bank, National Association, in its capacity as administrative agent for the lenders thereto, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Amendment No. 1 to Form 8-K, filed with the SEC on October 7, 2020
10.11	Fourth Amendment to Credit Agreement, dated December 29, 2021, by and among Mastech Digital, Inc., PNC Bank, National Association, as administrative agent and a lender, and certain financial institutions party thereto as lenders
10.12	Fifth Amendment to Credit Agreement, dated December 29, 2023, by and among Mastech Digital, Inc., PNC Bank, National Association, as administrative agent and a lender, and certain financial institutions party thereto as lenders
10.13	Pledge Agreement, dated July 13, 2017, made by Mastech Digital, Inc. and certain subsidiaries of Mastech Digital, Inc., incorporated by reference to Exhibit 10.2 to Mastech Digital, Inc.'s Current Report on Form 8-K, filed with the SEC on July 19, 2017
10.14	Securities Purchase Agreement, dated July 7, 2017, by and between Mastech Digital, Inc. and Ashok Trivedi, as trustee of the Ashok K. Trivedi Revocable Trust, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K, filed with the SEC on July 13, 2017
10.15	Securities Purchase Agreement, dated July 7, 2017, by and between Mastech Digital, Inc. and Sunil Wadhwani, as trustee of The Revocable Declaration of Trust of Sunil Wadhwani, incorporated by reference to Exhibit 10.2 to Mastech Digital, Inc.'s Current Report on Form 8-K, filed with the SEC on July 13, 2017

Exhibit	(Index Description Exhibit)
10.16†	Fourth Amended and Restated Executive Employment Agreement, dated as of March 20, 2019, between Mastech Digital Technologies, Inc., Mastech Digital, Inc. and Vivek Gupta, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on March 21, 2019
10.17†	Schedule A-8, dated March 8, 2024, to Fourth Amended and Restated Executive Employment Agreement, dated as of March 20, 2019, between Mastech Digital Technologies, Inc., Mastech Digital, Inc. and Vivek Gupta, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on March 12, 2024
10.18†	Third Amended and Restated Executive Employment Agreement, dated as of March 20, 2019, between Mastech Digital Technologies, Inc., Mastech Digital, Inc. and John J. Cronin, Jr., incorporated by reference to Exhibit 10.2 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on March 21, 2019
10.19†	Schedule A-13, dated March 8, 2024, to Third Amended and Restated Executive Employment Agreement, dated as of March 20, 2019, between Mastech Digital Technologies, Inc., Mastech Digital, Inc. and John J. Cronin, Jr., incorporated by reference to Exhibit 10.2 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on March 12, 2024
10.20†	Executive Employment Agreement, dated as of October 26, 2022, between Mastech InfoTrellis, Inc., Mastech Digital Data, Inc., and Michael Fleishman, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on November 18, 2022
10.21†	Confidential Separation Agreement and General Release entered into by and between Mastech Digital, Inc., Mastech InfoTrellis, Inc., Mastech Digital Data, Inc. and the subsidiaries and affiliates of each and Michael Fleishman, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on December 1, 2023
10.22†	Amendment No. 1 to Confidential Separation Agreement and Release, dated December 7, 2023, entered into by and between Mastech Digital, Inc., Mastech InfoTrellis, Inc., Mastech Digital Data, Inc. and the subsidiaries and affiliates of each and Michael Fleishman, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on December 7, 2023
10.23	Lease Agreement, dated April 2, 2014, between PIBP 210 LLP and Mastech Digital, Inc., incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on April 7, 2014
10.24	Lease Deed, made and executed on April 1, 2021, by and between Olympia Tech Park (Chennai) Private Limited and InfoTrellis India Private Limited, incorporated by reference to Exhibit 10.4 to Mastech Digital, Inc.'s Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2021
10.25†	Form of Restricted Stock Agreement under the Mastech Digital, Inc. Stock Incentive Plan (as amended and restated), incorporated by reference to Exhibit 10.9 to Mastech Digital, Inc.'s Annual Report on Form 10-K filed with the SEC on March 24, 2017
10.26†	Form of Non-Qualified Stock Option Agreement under the Mastech Digital, Inc. Stock Incentive Plan (as amended and restated), incorporated by reference to Exhibit 10.10 to Mastech Digital, Inc.'s Annual Report on Form 10-K filed with the SEC on March 24, 2017
10.27†	Mastech Digital, Inc. 2019 Employee Stock Purchase Plan, executed on May 15, 2019, incorporated by reference to Exhibit 10.2 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on May 15, 2019

Exhibit	(Index Description Exhibit)
10.28	Consulting Services Agreement, made and entered into effective as of January 12, 2024, by and among Primentor Inc., Phaneesh Murthy, Srinjay Sengupta, Mastech Digital, Inc., Sunil Wadhwani, and Ashok Trivedi, incorporated by reference to Exhibit 10.1 to Mastech Digital, Inc.'s Current Report on Form 8-K filed with the SEC on January 19, 2025
10.29†	Summary of Director Compensation Arrangements
14.1	Mastech Digital, Inc.'s Code of Business Conduct and Ethics, as adopted on September 15, 2016, incorporated by reference to Exhibit 14.1 to Mastech Digital, Inc.'s Annual Report on Form 10-K filed with the SEC on March 24, 2017
21.1	List of Subsidiaries of Mastech Digital, Inc.
23.1	Consent of UHY LLP, Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by Chief Executive Officer
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by Chief Financial Officer
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Executive Officer
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Financial Officer
97.1	Mastech Digital, Inc. Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

† Designates the Company's management contracts or compensation plans or arrangements for its executive officers.

* XBRL (eXtensible Business Reporting Language) information is furnished and not filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 15th day of March, 2024.

MASTECH DIGITAL, INC.

/s/ VIVEK GUPTA
_____
Vivek Gupta
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on this 15th day of March, 2024.

/s/ VIVEK GUPTA
_____
Vivek Gupta
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ JOHN J. CRONIN, JR.
_____
John J. Cronin, Jr.
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

/s/ SUNIL WADHWANI
_____
Sunil Wadhwani
Co-Chairman of the Board of Directors, and Director

/s/ ASHOK TRIVEDI
_____
Ashok Trivedi
Co-Chairman of the Board of Directors, and Director

/S/ GERHARD WATZINGER
_____
Gerhard Watzinger
Director

/s/ JOHN AUSURA
_____
John Ausura
Director

/s/ BRENDA GALILEE
_____
Brenda Galilee
Director

/s/ VLADIMIR RAK
_____
Vladimir Rak
Director





Corporate Headquarters
1305 Cherrington Parkway
Building 210, Suite 400
Moon Township, PA 15108

 +1 800 627 8323
+1 412 787 2100

 experience@mastechdigital.com